盛德律師事務所

SIDLEY AUSTIN BROWN & WOOD

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www.sidley.com

FOUNDED 1866

LOS ANGELES | NEW YORK | SAN FRANCISCO | SHANGHAI | SINGAPORE | TOKYO | WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

04045710

Our Ref: 22277-00002

October 21, 2004

SEC MAIL PROCESSING
RECEIVED
OCT 2 2 2004
WASH., D.C. 208 SECTION

PROCESSED
NOV 0 1 2004
THOMSON
FINANCIAL

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement and a circular which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

dlo 10/25

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited
(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

October 21, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Summary

On 18 October 2004, the Company entered into the Agreement with CNOOC regarding the Non-Exempt Continuing Connected Transactions for the period from 1 January 2005 to 31 December 2007.

CNOOC is a substantial shareholder of, and currently holding approximately 65% interest in the Company. Accordingly, CNOOC is a connected person of the Company under the Listing Rules. Transactions between the CNOOC Group and the Group constitute connected transactions for the Company under the Listing Rules. The Non-exempt Continuing Connected Transactions are subject to reporting, announcement and Independent Shareholders' approval requirements under Chapter 14A of the Listing Rules.

An independent board committee comprising independent non-executive Directors has been formed to consider the terms of the Agreement and Quam has been appointed as the independent financial adviser to advise the independent board committee and the Independent Shareholders on, inter alia, the terms of the Agreement.

As more time is required to prepare the circular and to compile the utilization of the annual limit in the Existing Waiver and the projected figures for the New Proposed Annual Cap, the EGM will be postponed from 28 October 2004 to 5 November 2004. Other arrangements, including place and specific time of meeting, agenda for the meeting and record date of 28 October 2004 for the EGM, will remain unchanged.

A circular containing, among others, further details of the Agreement, a letter from the independent board committee, a letter of advice from the independent financial adviser and a notice for the adjourned EGM will be despatched to the Shareholders on 21 October 2004.

DETAILS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

The Agreement

Date of agreement:	18 October 2004
Parties:	(1) CNOOC (2) the Company
Subject:	Pursuant to the Agreement, the Group and CNOOC or other members of the CNOOC Group will enter into various transactions, details of the transactions are set out in this announcement under the section headed "Non-Exempt Continuing Connected Transactions".
Term:	The Agreement shall commence on 1 January 2005 and shall continue until 31 December 2007 (both dates inclusive).
Price:	The respective considerations for the transactions shall be based on the prevailing local market conditions and other factors, including, where appropriate, market demand, volume of sales, market rates for equipment, materials and accessories used, complexity of the technology required, associated labor costs as well as historical transactions and overall customer relationship.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

CNOOC is a substantial shareholder of, and currently holding approximately 65% interest in the Company. Accordingly, CNOOC is a connected person of the Company under the Listing Rules. Transactions between the CNOOC Group and the Group constitute connected transactions for the Company under the Listing Rules.

The following table sets out the connected transaction arrangements between the Group and the CNOOC Group prior to or at the time of the IPO and the annual limit in the Existing Waiver.

Non-Exempt Continuing Connected Transaction	Annual limit in the Existing Waiver
Provision by the Group of offshore oilfield services to CNOOC Group	In respect of each of the three years ending 31 December 2004, Rmb 2.10 billion, Rmb 2.94 billion and Rmb 4.12 billion, respectively.
Provision by Magcobar of offshore oilfield services to CNOOC Group	In respect of each of the three years ending 31 December 2004, Rmb 120 million, Rmb 144 million and Rmb 173 million, respectively.

Provision by CNOOC Group of materials, utilities, labour and ancillary support services to the Group	In respect of each of the three years ending 31 December 2004, Rmb 253 million, Rmb 317 million and Rmb 382 million, respectively.
Provision by CNOOC Group of materials, utilities, labour and ancillary support services to Magcobar	In respect of each of the three years ending 31 December 2004, Rmb 6 million, Rmb 8 million and Rmb 10 million, respectively.
Provision by CNOOC Group of office and production premises and related property management services to the Group (including Magcobar)	In respect of each of the three years ending 31 December 2004, Rmb 15 million, Rmb 20 million and Rmb 26 million, respectively.
Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group	10% of the Company's audited consolidated total turnover for the immediately preceding fiscal year in respect of its total daily outstanding deposits plus interest income.

The Directors expect that the Group will continuously enter into transactions with CNOOC Group, which will constitute Non-Exempt Continuing Connected Transactions, pursuant to the Agreement:

- Provision by the Group of offshore oilfield services to CNOOC Group;
- Provision by Magcobar of offshore oilfield services to CNOOC Group;
- Provision by CNOOC Group of materials, utilities, labour and ancillary support services to the Group;
- Provision by CNOOC Group of materials, utilities, labour and ancillary support services to Magcobar;
- Provision by CNOOC Group of office and production premises and related property management services to the Group (including Magcobar); and
- Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group.

Provision by the Group of offshore oilfield services to CNOOC Group

Since the establishment of CNOOC in 1982, the Company, including its predecessors, has been providing offshore oilfield services, including labour services, to CNOOC and its associates, including CNOOC Limited, in connection with their offshore oil and gas exploration, development and production activities. The Company's predecessors provided these offshore oilfield services on the basis of agreements they entered into with CNOOC and

its associates. By virtue of the Restructuring, the Group has assumed the rights and obligations of such predecessors under these agreements with CNOOC and its associates, including CNOOC Limited. After the IPO, the Group and Magcobar have continued to offer their offshore oilfield services to CNOOC Group.

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, the Group earned gross revenue of approximately Rmb 1,762 million, Rmb 1,975 million and Rmb 1,333 million, respectively, for offshore oilfield services provided to CNOOC Group.

Provision by Magcobar of offshore oilfield services to CNOOC Group

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, Magcobar earned gross revenue of approximately Rmb 1 million, Rmb 13 million and Rmb 76 million, respectively, for well services provided to CNOOC Group.

Provision by CNOOC Group of materials, utilities, labour and ancillary support services to the Group

In the past, CNOOC Group provided the Group and Magcobar with various materials, utilities, labour and other ancillary services, including:

- warehousing and storage;
- supply and transportation of materials;
- communications services;
- wharf services (including loading, unloading, mooring, unmooring, cleaning and utility services);
- construction services (including road pavement and construction of wharf terminals, improvements, factories);
- medical care, child care and social welfare services;
- technical training (including vocational training, safety training, on-the-job training);
- accommodation and personnel transportation services;
- offshore facility monitoring, maintenance and repair services;
- catering services;
- use of property (including sites, equipment and facilities);
- insurance arrangements; and
- labour services.

After the IPO, CNOOC Group has continued to provide the Group and Magcobar with such materials, utilities, labour and other ancillary support services pursuant to a comprehensive service agreement with CNOOC and its associates.

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, the Group paid, in the aggregate, approximately Rmb 160 million, Rmb 95 million and Rmb 67 million, respectively, for materials, utilities, labour and other ancillary support services provided by CNOOC Group.

Provision by CNOOC Group of materials, utilities, labour and ancillary support services to Magcobar

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, Magcobar paid, in the aggregate, approximately Rmb 3 million, Rmb 3 million and Rmb 2 million, respectively, for materials, utilities, labour and other ancillary support services provided by CNOOC Group.

Provision by CNOOC Group of office and production premises and related property management services to the Group (including Magcobar)

The Group and Magcobar have leases with CNOOC Group relating to: (i) an aggregate gross floor area of approximately 92,000 square metres of premises and storage space and (ii) a piece of land of approximately 134,024 square metres, for office and production use and for living quarters.

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, the Group and Magcobar paid, in aggregate, approximately Rmb 8 million, Rmb 17 million and Rmb 16 million, respectively, for premises leased to the Group and Magcobar by CNOOC Group.

Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group

The Group has from time to time utilised the depositary and transaction settlement services available at CNOOC Finance Corporation Limited. These services comprised (i) depositing of funds by the Group with CNOOC Finance Corporation Limited; and (ii) settlement services provided by CNOOC Finance Corporation Limited for the transactions between the Group and the CNOOC Group.

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, the maximum daily balance plus interest for deposits placed with CNOOC Finance Corporation Limited in respect of the above depositary and transaction settlement services amounted to Rmb 73 million, Rmb 255 million and Rmb 209 million, respectively.

REASONS FOR THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Prior to the Restructuring and establishment of the Company, members of CNOOC Group and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. CNOOC is a substantial shareholder of and currently holding

approximately 65% interest in the Company. CNOOC is a connected person of the Company under the Listing Rules. Transactions between the CNOOC Group and the Group constitute connected transactions for the Company under the Listing Rules and are subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Chapter 14A of the Listing Rules.

The Non-Exempt Continuing Connected Transactions as referred to in the Circular are and will be conducted in the ordinary and usual course of business of the Group. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Group. Due to the long-term relationship between the Group and CNOOC Group, the Board considers it beneficial to the Group to continue to enter into the Non-Exempt Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group's business.

In determining the New Proposed Annual Cap, the Directors have taken into account the Company's projection and business plan for the coming three financial years. Given the dominant position of the CNOOC Group, one of the Group's major customers, in the offshore crude oil industry, the Directors are of the view that the Group will have significant potential opportunities for further expansion and development of its business and operations. To adjust the New Proposed Annual Cap to a lower level based on the historical utilisation of the Existing Waiver would limit the ability of the Group to seize future business opportunities in its ordinary and usual course, and may have adverse impact on the Group's potential growth.

The Company will seek the approval of the Independent Shareholders at the EGM of the Agreement and the respective caps in relation to the Continuing Connected Transactions that:

(a) The aggregate annual volume of transaction shall not exceed the proposed annual limits set out in the following table:

Non-Exempt Continuing Connected Transaction	**New Proposed Annual Cap**	**Basis of determination of the New Proposed Annual Cap**
Provision by the Group of offshore oilfield services to CNOOC Group	In respect of each of the three years ending 31 December 2007, Rmb 4,120 million, Rmb 5,768 million and Rmb 8,075 million, respectively.	As CNOOC and its associates continue to grow, the Group expects more opportunities to provide not only offshore oilfield services but also related services to CNOOC Group. The annual limits proposed were based on a targeted 40% growth in this category on an annual basis.

Provision by Magcobar of offshore oilfield services to CNOOC Group	In respect of each of the three years ending 31 December 2007, Rmb 208 million, Rmb 249 million and Rmb 299 million, respectively.	Similarly, Magcobar is expected to grow at a steady rate. The annual limits proposed were based on a targeted 20% growth in this category on an annual basis.
Provision by CNOOC Group of materials, utilities, labour and ancillary support services to the Group	In respect of the three years ending 31 December 2007, Rmb 382 million, Rmb 458 million and Rmb 550 million, respectively.	The Company expects the Group to grow at a steady rate. The annual limits proposed were based on a targeted 20% growth in this category on an annual basis.
Provision by CNOOC Group of materials, utilities, labour and ancillary support services to Magcobar	In respect of the three years ending 31 December 2007, Rmb 10 million, Rmb 13 million and Rmb 16 million, respectively.	The Company expects Magcobar to grow at a steady rate. The annual limits proposed were based on a targeted 25% growth in this category on an annual basis.
Provision by CNOOC Group of office and production premises and related property management services to the Group (including Magcobar)	In respect of the three years ending 31 December 2007, Rmb 36 million, Rmb 51 million and Rmb 71 million, respectively.	The Company expects the Group to grow at a steady rate. The annual limits proposed were based on a targeted 40% growth in this category on an annual basis.
Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group	In respect of the three years ending 31 December 2007, the lower of 40% of the audited consolidated total turnover of the Group for the immediately preceding fiscal year, or Rmb 1,048 million, Rmb 1,177 million and Rmb 1,323 million, respectively.	The new caps take into account the Group's business growth and are necessary for the Group to manage its funds more efficiently and to reduce its expense overlays.

(b) (i) The Non-Exempt Continuing Connected Transactions will be entered into in the usual and ordinary course of businesses of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties; and

(ii) The Non-Exempt Continuing Connected Transactions will be entered into in accordance with the Agreement and on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(c) Brief details of the Non-Exempt Continuing Connected Transactions will be disclosed in the Company's next and each successive annual report, each accompanied with a statement of opinion of the independent non-executive Directors in such manner as referred to in paragraph (d) below;

(d) The independent non-executive Directors will review annually the Non-Exempt Continuing Connected Transactions, and will confirm in the Company's annual report for the financial year in question that the Non-Exempt Continuing Connected Transactions under their review were conducted in the manner as stated in paragraphs (a) and (b) above;

(e) The auditors of the Company will review annually the Non-Exempt Continuing Connected Transactions, and confirm in a letter to the Board (a copy of which letter will be provided to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report of the Company) in respect of each relevant period, during which the Non-Exempt Continuing Connected Transactions were conducted, stating that:

(i) the Non-Exempt Continuing Connected Transactions have been approved by the Board;

(ii) the Non-Exempt Continuing Connected Transactions have been entered into in accordance with the terms of the Agreement;

(iii) the value of the Non-Exempt Continuing Connected Transactions has not exceeded their respective annual limits set out in paragraph (a) above; and

(iv) the Non-Exempt Continuing Connected Transactions have been entered into in accordance with the pricing policy of the Group,

and where for whatever reasons, if the auditors of the Company decline to accept the engagement or are unable to provide the auditors' letter, the Board will contact the Listing Division of the Stock Exchange immediately;

(f) The Company will, and will procure CNOOC Group to, provide the auditors of the Company with full access to the relevant records of the Non-Exempt Continuing Connected Transactions for the purpose of the auditors' review as referred to in paragraph (e) above; and

(g) The Company will comply with the applicable provisions of the Listing Rules governing connected transactions or will apply for waiver from strict compliance with the relevant requirements in the event that the total amount of the Non-Exempt Continuing Connected Transactions exceeds the caps set out in paragraph (a) above, or that there is any material amendment to the terms of the Agreement.

The Company will comply with Rules 14A.35(1) and (2), 14A.36, 14A.37, 14A.38, 14A.39 and 14A.40 of the Listing Rules.

GENERAL

The Group is principally engaged in the provision of oilfield services including drilling services, well services, marine support and transportation services, and geophysical services offshore China.

An independent board committee comprising independent non-executive Directors has been formed to consider the terms of the Agreement and Quam has been appointed as the independent financial adviser to advise the independent board committee and the Independent Shareholders on, inter alia, the terms of the Agreement.

Whether or not the Shareholders are able to attend the meeting, the Shareholders are requested to complete and return the form of proxy attached to the Circular, in accordance with the instructions printed thereon as soon as possible in the case of a holder of domestic share(s) of the Company, to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong in any event not less than 24 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude the Shareholders from attending and voting at the meeting should the Shareholders so desire.

EGM

The notice convening the EGM to be held at Multi-function Conference Room 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing on 28 October 2004 at 10:00 a.m. was published and despatched to Shareholders on 24 August 2004. As more time is required to prepare the circular and to compile the historical utilization of the annual limit in the Existing Waiver and the projected figures for the New Proposed Annual Cap, the EGM will be postponed from 28 October 2004 to 5 November 2004. Other arrangements, including place and specific time of meeting, agenda for the meeting and record date of 28 October 2004 for the EGM, will remain unchanged.

A circular containing, among others, further details of the Agreement, a letter from the independent board committee, a letter of advice from the independent financial adviser and a notice for the adjourned EGM to approve (inter alia) the Agreement will be despatched to the Shareholders on 21 October 2004.

In accordance with Article 169 of the Articles of Association of the Company, any dividend approved by the EGM payable to H shareholders of the Company will be paid in Hong Kong dollars at the exchange rate, which is the mean of the average exchange rates for Hong Kong dollars announced by the People's Bank of China during the week immediately prior to the scheduled EGM. CNOOC, which owns 65% of the issued capital of the Company, will abstain from voting in respect of the Agreement and the Non-Exempt Continuing Connected Transactions at the EGM pursuant to the Listing Rules.

As at the date of this announcement, the Board comprises seven members, Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C. K. Kwong and Simon X. Jiang as independent non-executive directors.

DEFINITIONS

"Agreement"	a master agreement entered into between the Company and the CNOOC Group on 14 October 2004, setting forth the basic terms of the Non-Exempt Continuing Connected Transactions, including the New Proposed Annual Cap
"associate"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"CNOOC"	(China National Offshore Oil Corporation), a state-owned enterprise incorporated under the laws of the PRC on 12 February 1982, and the controlling shareholder of the Company
"CNOOC Group"	CNOOC and its subsidiaries and affiliates, excluding the Group
"CNOOC Finance Corporation Limited"	CNOOC Finance Corporation Limited, a company established in the PRC and a 62.9%-owned non-bank finance subsidiary of CNOOC
"CNOOC Limited"	中國海洋石油有限公司 (CNOOC Limited), a company incorporated on 20 August 1999 in Hong Kong under the Companies Ordinance with limited liability and a subsidiary of CNOOC
"Company"	中海油田服務股份有限公司 (China Oilfield Services Limited), incorporated in the PRC on 25 December 2001, and restructured into a joint stock limited liability company on 26 September 2002
"Director(s)"	the director(s) of the Company
"EGM"	an extraordinary general meeting of the Company to be held to approve, inter alia, the New Proposed Annual Cap and the Agreement
"Existing Waiver"	the waiver granted by the Stock Exchange on 8 November 2002 to the Company in respect of the Non-Exempt Continuing Connected Transactions between the Group and CNOOC Group, subject to the conditions set out in such waiver
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Independent Board Committee"	an independent committee of the Board for the purpose of reviewing the Non-exempt Continuing Connected Transactions, which comprises Mr. Gordon C.K. Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang, all of whom are independent non-executive Directors
"Independent Shareholders"	Shareholders other than CNOOC and its associates
"IPO"	the Initial Pubic Offering of the Company's shares in the year 2002
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Magcobar"	China Nanhai-Magcobar Mud Corp. Ltd., a Sino-foreign equity joint venture in which the Company holds a 60% equity interest and M-I Drilling Fluids Company, a party who is independent of, and not connected with the directors, supervisors, chief executive officers and substantial shareholders of the Company, its subsidiaries and their respective associates, holds a 40% equity interest
"New Proposed Annual Cap"	the proposed annual cap in respect of the Non-Exempt Continuing Connected Transactions for the three years ending 31 December 2007 and submitted to the Independent Shareholders for approval at the EGM
"Non-Exempt Continuing Connected Transactions"	the non-exempt continuing connected transactions which are and will continue to be entered into between the Group and the CNOOC Group comprising the connected transactions which were the subject of the Existing Waiver
"PRC"	the People's Republic of China
"Prospectus"	the prospectus dated 11 November 2002 issued by the Company relating to its IPO and the listing of its shares on the Stock Exchange
"Quam"	Quam Capital Limited, a deemed licensed corporation under the SFO to conduct types 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"Restructuring"	the restructuring of CNOOC Group of companies and their respective businesses now forming part of the Group , with effect from 25 December 2001 , the details of which are set out in the Prospectus

"Rmb"	Renminbi, the lawful currency of the PRC
"Shareholder(s)"	the holder(s) of the shares of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board of
中海油田服務股份有限公司
CHINA OILFIELD SERVICES LIMITED
Chen Weidong
Company Secretary

Beijing, the PRC, 20 October 2004

As at the date of this announcement, the Board comprises seven members, Messrs. Yuan Guangyu and Wu Mengfei as executive directors; Messrs. Fu Chengyu and Wang Zhongan as non-executive directors; and Messrs. Andrew Y. Yan, Gordon C. K. Kwong and Simon X. Jiang as independent non-executive directors.

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Extraordinary General Meeting ("EGM") of China Oilfield Services Limited (the "Company") will be held on 5 November 2004 (Friday) at 10:00 a.m. at Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To consider and approve the distribution of 2004 special interim dividend.

2. To consider and approve the resolution regarding the cap amount of connected transactions from 1 January 2005 until 31 December 2007.

By way of Special Resolutions:

3. To approve the resolution regarding the amendment of the articles of association of the Company and to authorise the Board to file these amendments with the relevant departments of the People's Republic of China upon approval.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF COSL

In accordance with the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company intends to make corresponding amendments to Articles 75, 97, 102 and 138. An additional amendment to Article 118 is also proposed. The proposals are as follows:

Article 75

The existing Article 75 be deleted in its entirety and replaced with the following:

"When shareholders (including proxies) vote at the shareholders' general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall have one (1) vote.

Where any shareholder is, under the Listing Rules, required to abstain from voting on a particular resolution or restricted to voting only in favour of or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 97

The existing Article 97 be deleted in its entirety and replaced with the following:

"Resolutions of a meeting of shareholders of different classes may be passed only by more than two-thirds of the voting rights of that class represented at the meeting in accordance with Article 96 hereof.

Where any shareholder is, under the Listing Rules, required to abstain from voting on a particular resolution in a class meeting or restricted to voting only in favour of or against any particular resolution in a class meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 102

The existing Article 102 be deleted in its entirety and replaced with the following:

"Directors shall be elected at shareholders' general meeting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.

The period for lodgement of written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall commence no earlier than the day after the despatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.

The chairman of the board and vice chairman (or vice chairmen) of the board shall be elected and removed by the approval of more than half of all the directors of the board. The chairman of the board and vice chairman (or vice chairmen) of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of their terms.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiry of his term of office (but without prejudice to any claim for damages under any contract).

Any person who has been appointed by the board of directors to fill up the temporary vacancy in the board of directors or to be an additional director shall serve a term lasting until the date of next annual shareholders' general meeting and may serve consecutive terms if re-elected upon the expiration of his term.

Not more than 2 persons of the chairman of the board, vice chairman (or vice chairmen) of the board and executive directors of the Company may be senior management staff (chairman of the board, vice chairman and executive director) of the controlling organizations.

Directors need not be the shareholders of the Company."

Article 118

In this Article, " ... are eight vice presidents" be amended to "... are certain vice presidents". Other content of this article shall remain unchanged.

Article 138

The existing Article 138 be deleted in its entirety and replaced with the following:

"A director, a supervisor, the general manager, a deputy general manager or other senior management staff of the Company shall not direct any of his associates (which shall have the

same meaning as in the Listing Rules) to do such things or take such actions that such director, supervisor, general manager, deputy general manager or other senior management staff is not allowed to do under any applicable law or regulation, the Articles of Association of the Company or otherwise."

By order of the Board
Chen Weidong
Company Secretary

Hong Kong, 24 August 2004 (Amended 20 October 2004)

Notes:

(1) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company's Register of Members maintained by Computershare Hong Kong Investor Services Limited on 28 October 2004 (Thursday) and representative of China National Offshore Oil Corporation, as holder of the domestic shares of the Company, are entitled to attend and vote at the EGM.

(2) Shareholder of the Company who has the right to attend and vote at the meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(3) The Company's Register of Member will be closed from 28 September 2004 (Tuesday) to 28 October 2004 (Thursday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the EGM and qualify for entitlement to the 2004 interim dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 27 September 2004 (Monday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(4) Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(5) The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular, or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **China Oilfield Services Limited**, you should at once hand this Circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS AND AMENDMENT OF THE ARTICLES OF ASSOCIATION

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

Quam Financial Services Group

Quam Capital Limited

A letter from the Independent Board Committee is set out on pages 17 to 18 of this Circular.

A letter from Quam, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 19 to 29 of this Circular.

An extraordinary general meeting of China Oilfield Services Limited is to be held at Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6 Dongzhimenwai Xiaojie, Beijing, China, on 5 November 2004 at 10:00 a.m. A copy of the notice convening such extraordinary general meeting, which was despatched on 24 August 2004 and has been amended by a further notice despatched on 21 October 2004, is set out on pages 34 to 37 of this Circular. Whether or not you are able to attend the meeting, you are requested to complete and return the attached form of proxy in accordance with the instructions printed thereon as soon as possible in the case of a holder of Domestic Share(s), to the registered office of the Company at 65/F, 1 Garden Road, Hong Kong and, in the case of a holder of H Share(s), to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong in any event not less than 24 hours before the time appointed for holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so desire.

21 October 2004

CONTENTS

In this Circular, the following expressions have the following meanings unless the context requires otherwise:

"Agreement"	a master agreement entered into between the Company and the CNOOC Group on 18 October 2004, setting forth the basic terms of the Non-Exempt Continuing Connected Transactions, including the New Proposed Annual Cap
"associate"	has the meaning ascribed to it in the Listing Rules
"Board"	the board of Directors
"Chairman"	the chairman of the Board
"Circular"	this circular issued by the Company dated 21 October 2004 in respect of (inter alia) the Non-Exempt Continuing Connected Transactions
"CNOOC"	中國海洋石油總公司 (China National Offshore Oil Corporation), a state-owned enterprise incorporated under the laws of the PRC on 12 February 1982, and the controlling shareholder of the Company
"CNOOC Group"	CNOOC and its subsidiaries and affiliates, excluding the Group
"CNOOC Finance Corporation Limited"	CNOOC Finance Corporation Limited, a company established in the PRC and a 62.9%-owned non-bank finance subsidiary of CNOOC
"CNOOC Limited"	中國海洋石油有限公司 (CNOOC Limited), a company incorporated on 20 August 1999 in Hong Kong under the Companies Ordinance with limited liability and a subsidiary of CNOOC
"Company"	China Oilfield Services Limited (中海油田服務股份有限公司), incorporated in the PRC on 25 December 2001, and restructured into a joint stock limited liability company on 26 September 2002
"Director(s)"	the director(s) of the Company
"EGM"	an extraordinary general meeting of the Company to be held to approve, inter alia, the Agreement, the New Proposed Annual Cap and the amendment of Articles of Association of the Company

"Existing Waiver"	the waiver granted by the Stock Exchange on 8 November 2002 to the Company in respect of the Non-Exempt Continuing Connected Transactions between the Group and CNOOC Group, subject to the conditions set out in such waiver
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Shareholders"	Shareholders other than CNOOC and its associates
"Independent Board Committee" or "IBC"	an independent committee of the Board for the purpose of reviewing the Non-Exempt Continuing Connected Transactions, which comprises Mr. Gordon C.K. Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang, all of whom are independent non-executive directors
"IPO"	the Initial Pubic Offering of the Company's shares in the year 2002
"Latest Practicable Date"	15 October 2004, being the latest practicable date before the printing of this Circular for ascertaining certain information for the purpose of inclusion in this Circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Magcobar"	China Nanhai-Magcobar Mud Corp. Ltd., a Sino-foreign equity joint venture in which the Company holds a 60% equity interest and M-I Drilling Fluids Company, a party who is independent of, and not connected with the directors, supervisors, chief executive and substantial shareholders of the Company, its subsidiaries and their respective associates, holds a 40% equity interest
"New Proposed Annual Cap"	the proposed annual cap in respect of the Non-Exempt Continuing Connected Transactions for the three years ending 31 December 2007 and submitted to the Independent Shareholders for approval at the EGM
"Non-Exempt Continuing Connected Transactions"	the non-exempt continuing connected transactions which are and will continue to be entered into between the Group and the CNOOC Group comprising the connected transactions which were the subject of the Existing Waiver
"PRC"	the People's Republic of China

"Prospectus"	the prospectus dated 11 November 2002 issued by the Company relating to its IPO and the listing of its shares on the Stock Exchange
"Quam"	Quam Capital Limited, a deemed licensed corporation under the SFO to conduct types 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities and the independent financial adviser to the Independent Board Committee and the Independent Shareholders
"Restructuring"	the restructuring of CNOOC Group and their respective businesses now forming part of the Group, with effect from 25 December 2001, the details of which are set out in the Prospectus
"Rmb"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholder(s)"	the holder(s) of the shares of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

For the purpose of this Circular, unless otherwise indicated, the exchange rate at HK$1.00 = Rmb 1.06 has been used, where applicable, for purpose of illustration only and not constituting a representation that any amount has been, could have been or may be so exchanged or at all.

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司
(Incorporated in the People's Republic of China as a joint stock limited liability company)

Board of Directors:
Fu Chengyu* *(Chairman)*
Yuan Guangyu
Wu Mengfei
Wang Zhongan*
Gordon C.K. Kwong**
Andrew Y. Yan**
Simon X. Jiang**

Registered Office:
65/F, Bank of China Tower
1 Garden Road
Hong Kong

** Non-executive Director*
*** Independent non-executive Director*

21 October 2004

To the Shareholders

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS AND AMENDMENT OF THE ARTICLES OF ASSOCIATION

1. INTRODUCTION

The Company is a subsidiary of CNOOC with CNOOC directly owning 65% of the issued share capital of the Company. Accordingly, transactions between CNOOC Group and the Group constitute connected transactions for the Company for the purpose of the Listing Rules.

The Company made an application dated 8 November 2002 to the Stock Exchange for a waiver from strict compliance with the relevant requirement of the Listing Rules in respect of the Non-Exempt Continuing Connected Transactions. The Stock Exchange, on 8 November 2002, granted the Existing Waiver to the Company subject to, inter alia, the conditions set out in the Prospectus. The Existing Waiver will expire on 31 December 2004 and the Company is seeking your approval of the Agreement. Announcements were made by the Company on 24 August 2004 and 20 October 2004, in relation to the convening of the EGM, which has been postponed from 28 October 2004 to 5 November 2004, for the purpose of considering and, if thought fit, approving, inter alia, the Agreement.

As more time is required to prepare this Circular and to compile the historical utilization of the annual limit in the Existing Waiver and the projected figures for the New Proposed Annual Cap, the EGM will be postponed from 28 October 2004 to 5 November 2004. Other arrangements, including place and specific time of meeting, agenda for the meeting and record date of 28 October 2004 for the EGM, will remain unchanged.

The Company is currently proposing to increase the annual limits of certain categories of the Non-Exempt Continuing Connected Transactions as compared with the annual limits in the Existing Waiver, further details of which are set out in the paragraphs headed "Reasons for and Benefits of the Non-Exempt Continuing Connected Transactions" of this letter. The Board has proposed that amendments be made to the Articles of Association of the Company in accordance with the amendments to the Listing Rules with effect from 31 March 2004, further details of which are set out in the paragraph headed "Amendments to the Articles of Association" of this letter.

The main purposes of this Circular are (i) to provide you with detailed information relating to the Agreement; (ii) to set out the letter of advice from Quam to the IBC and the Independent Shareholders and recommendation and opinion of the IBC as advised by Quam in relation to the Agreement; (iii) to seek your approval at the EGM of a ordinary resolution in relation to the Agreement; (iv) to provide you with information regarding the amendments to the Articles of Association of the Company; and (v) to seek your approval at the EGM of a special resolution in relation to the proposed amendments to the Articles of Association of the Company.

2. THE AGREEMENT

Date of agreement:	18 October 2004
Parties:	(1) CNOOC (2) the Company
Subject:	Pursuant to the Agreement, the Group and CNOOC or other members of the CNOOC Group will enter into various transactions, details of the transactions are set out in this Circular under the section headed "Non-Exempt Continuing Connected Transactions".
Term:	The Agreement shall commence on 1 January 2005 and shall continue until 31 December 2007 (both dates inclusive).
Price:	The respective considerations for the transactions shall be based on the prevailing local market conditions and other factors, including, where appropriate, market demand, volume of sales, market rates for equipment, materials and accessories used, complexity of the technology required, associated labor costs as well as historical transactions and overall customer relationship.

3. NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

The following connected transaction arrangements were entered into between the Group and the CNOOC Group prior to or at the time of the IPO. The Directors expect that the Group will continuously enter into transactions with CNOOC Group, which will constitute Non-Exempt Continuing Connected Transactions, pursuant to the Agreement:

- Provision by the Group of offshore oilfield services to CNOOC Group;
- Provision by Magcobar of offshore oilfield services to CNOOC Group;
- Provision by CNOOC Group of materials, utilities, labour and ancillary support services to the Group;
- Provision by CNOOC Group of materials, utilities, labour and ancillary support services to Magcobar;
- Provision by CNOOC Group of office and production premises and related property management services to the Group (including Magcobar); and
- Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group.

Provision by the Group of offshore oilfield services to CNOOC Group

Since the establishment of CNOOC in 1982, the Company, including its predecessors, has been providing offshore oilfield services, including labour services, to CNOOC and its associates, including CNOOC Limited, in connection with their offshore oil and gas exploration, development and production activities. The Company's predecessors provided these offshore oilfield services on the basis of agreements they entered into with CNOOC and its associates. By virtue of the Restructuring, the Group has assumed the rights and obligations of such predecessors under these agreements with CNOOC and its associates, including CNOOC Limited. After the IPO, the Group and Magcobar have continued to offer their offshore oilfield services to CNOOC Group.

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, the Group earned gross revenue of approximately Rmb 1,762 million, Rmb 1,975 million and Rmb 1,333 million, respectively, for offshore oilfield services provided to CNOOC Group.

Provision by Magcobar of offshore oilfield services to CNOOC Group

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, Magcobar earned gross revenue of approximately Rmb 1 million, Rmb 13 million and Rmb 76 million, respectively, for well services provided to CNOOC Group.

Provision by CNOOC Group of materials, utilities, labour and ancillary support services to the Group and Magcobar

In the past, CNOOC Group provided the Group and Magcobar with various materials, utilities, labour and other ancillary services, including:

- warehousing and storage;
- supply and transportation of materials;
- communications services;
- wharf services (including loading, unloading, mooring, unmooring, cleaning and utility services);
- construction services (including road pavement and construction of wharf terminals, improvements, factories);
- medical care, child care and social welfare services;
- technical training (including vocational training, safety training, on-the-job training);
- accommodation and personnel transportation services;
- offshore facility monitoring, maintenance and repair services;
- catering services;
- use of property (including sites, equipment and facilities);
- insurance arrangements; and
- labour services.

After the IPO, CNOOC Group has continued to provide the Group and Magcobar with such materials, utilities, labour and other ancillary support services pursuant to a comprehensive service agreement with CNOOC and its associates.

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, the Group paid, in the aggregate, approximately Rmb 160 million, Rmb 95 million and Rmb 67 million, respectively, for materials, utilities, labour and other ancillary support services provided by CNOOC Group.

Provision by CNOOC Group of materials, utilities, labour and ancillary support services to Magcobar

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, Magcobar paid, in the aggregate, approximately Rmb 3 million, Rmb 3 million and Rmb 2 million, respectively, for materials, utilities, labour and other ancillary support services provided by CNOOC Group.

Provision by CNOOC Group of office and production premises and related property management services to the Group (including Magcobar)

The Group and Magcobar have leases with CNOOC Group relating to: (i) an aggregate gross floor area of approximately 92,000 square metres of premises and storage spaces and (ii) a piece of land of approximately 134,024 square metres, for office and production use and for living quarters.

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, the Group and Magcobar paid, in aggregate, approximately Rmb 8 million, Rmb 17 million and Rmb 16 million, respectively, for premises leased to the Group and Magcobar by CNOOC Group.

Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group

The Group has from time to time utilised the depositary and transaction settlement services available at CNOOC Finance Corporation Limited. These services comprised (i) depositing of funds by the Group with CNOOC Finance Corporation Limited; and (ii) settlement services provided by CNOOC Finance Corporation Limited for the transactions between the Group and the CNOOC Group.

For the two years ended 31 December 2003 and the six-month period ended 30 June 2004, the maximum daily balance plus interest for deposits placed with CNOOC Finance Corporation Limited in respect of the above depositary and transaction settlement services amounted to Rmb 73 million, Rmb 255 million and Rmb 209 million, respectively.

4. REASONS FOR AND BENEFITS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Prior to the Restructuring and establishment of the Company, members of CNOOC Group and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. CNOOC is a substantial shareholder of, and currently holding approximately 65% interest in the Company. CNOOC is a connected preson under the Listing Rules. Transactions between the Group and CNOOC Group constitute connected transactions for the Company under the Listing Rules and are subject to reporting, announcement and Independent Shareholders' approval requirements pursuant to Chapter 14A of the Listing Rules.

The Non-Exempt Continuing Connected Transactions as referred to in the Circular are and will be conducted in the ordinary and usual course of business of the Group. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Group. Due to the long-term relationship between the Group and CNOOC Group, the Board considers it beneficial to the Group to continue to enter into the Non-Exempt Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Group's business.

In determining the New Proposed Annual Cap, the Directors have taken into account the Company's projection and business plan for the coming three financial years. Given the dominant position of the CNOOC Group, one of the Group's major customers, in the offshore crude oil industry, the Directors are of the view that the Group will have significant potential opportunities for further expansion and development of its business and operations. To adjust the New Proposed Annual Cap to a lower level based on the historical utilisation of the Existing Waiver would limit the ability of the Group to seize future business opportunities in its ordinary and usual course, and may have adverse impact on the Group's potential growth.

The Company will seek the approval of the Independent Shareholders of the New Proposed Annual Cap and the Agreement relating thereto on the following conditions:

(a) The aggregate annual volume of transaction shall not exceed the proposed annual limits set out in the following table:

Non-Exempt Continuing Connected Transaction	Annual limit in the Existing Waiver	New Proposed Annual Cap	Basis of determination of the New Proposed Annual Cap
Provision by the Group of offshore oilfield services to CNOOC Group	In respect of each of the three years ending 31 December 2004, Rmb 2.10 billion, Rmb 2.94 billion and Rmb 4.12 billion, respectively.	In respect of each of the three years ending 31 December 2007, Rmb 4,120 million, Rmb 5,768 million and Rmb 8,075 million, respectively.	As CNOOC and its associates continue to grow, the Group expects more opportunities to provide not only offshore oilfield services but also related services to CNOOC Group. The annual limits proposed were based on a targeted 40% growth in this category on an annual basis.
Provision by Magcobar of offshore oilfield services to CNOOC Group	In respect of each of the three years ending 31 December 2004, Rmb 120 million, Rmb 144 million and Rmb 173 million, respectively.	In respect of each of the three years ending 31 December 2007, Rmb 208 million, Rmb 249 million and Rmb 299 million, respectively	Similarly, Magcobar is expected to grow at a steady rate. The annual limits proposed were based on a targeted 20% growth in this category on an annual basis.
Provision by CNOOC Group of materials, utilities, labour and ancillary support services to the Group	In respect of each of the three years ending 31 December 2004, Rmb 253 million, Rmb 317 million and Rmb 382 million, respectively.	In respect of the three years ending 31 December 2007, Rmb 382 million, Rmb 458 million and Rmb 550 million, respectively.	The Company expects the Group to grow at a steady rate. The annual limits proposed were based on a targeted 20% growth in this category on an annual basis.

Non-Exempt Continuing Connected Transaction	**Annual limit in the Existing Waiver**	**New Proposed Annual Cap**	**Basis of determination of the New Proposed Annual Cap**
Provision by CNOOC Group of materials, utilities, labour and ancillary support services to Magcobar	In respect of each of the three years ending 31 December 2004, Rmb 6 million, Rmb 8 million and Rmb 10 million, respectively.	In respect of the three years ending 31 December 2007, Rmb 10 million, Rmb 13 million and Rmb 16 million, respectively.	The Company expects Magcobar to grow at a steady rate. The annual limits proposed were based on a targeted 25% growth in this category on an annual basis.
Provision by CNOOC Group of office and production premises and related property management services to the Group (including Magcobar)	In respect of each of the three years ending 31 December 2004, Rmb 15 million, Rmb 20 million and Rmb 26 million, respectively.	In respect of the three years ending 31 December 2007, Rmb 36 million, Rmb 51 million and Rmb 71 million, respectively.	The Company expects the Group to grow at a steady rate. The annual limits proposed were based on a targeted 40% growth in this category on an annual basis.
Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group	10% of the Company's audited consolidated total turnover for the immediately preceding fiscal year in respect of its total daily outstanding deposits plus interest income.	In respect of the three years ending 31 December 2007, the lower of 40% of the audited consolidated total turnover of the Group for the immediately preceding fiscal year, or Rmb 1,048 million, Rmb 1,177 million and Rmb 1,323 million, respectively.	The new caps take into account the Group's business growth and are necessary for the Group to manage its funds more efficiently and to reduce its expense overlays.

(b) (i) The Non-Exempt Continuing Connected Transactions will be entered into in the usual and ordinary course of businesses of the Group and either (A) on normal commercial terms or (B) if there is no available comparison, on terms no less favourable to the Group than terms available from independent third parties; and

(ii) The Non-Exempt Continuing Connected Transactions will be entered into in accordance with the Agreement and on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(c) Brief details of the Non-Exempt Continuing Connected Transactions will be disclosed in the Company's next and each successive annual report, each accompanied with a statement of opinion of the independent non-executive Directors in such manner as referred to in paragraph (d) below;

(d) The independent non-executive Directors will review annually the Non-Exempt Continuing Connected Transactions, and will confirm in the Company's annual report for the financial year in question that the Non-Exempt Continuing Connected Transactions under their review were conducted in the manner as stated in paragraphs (a) and (b) above;

(e) The auditors of the Company will review annually the Non-Exempt Continuing Connected Transactions, and confirm in a letter to the Board (a copy of which letter will be provided to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report of the Company) in respect of each relevant period, during which the Non-Exempt Continuing Connected Transactions were conducted, stating that:

(i) the Non-Exempt Continuing Connected Transactions have been approved by the Board;

(ii) the Non-Exempt Continuing Connected Transactions have been entered into in accordance with the terms of the Agreement;

(iii) the value of the Non-Exempt Continuing Connected Transactions has not exceeded their respective annual limits set out in paragraph (a) above; and

(iv) the Non-Exempt Continuing Connected Transactions have been entered into in accordance with the pricing policy of the Group,

and where for whatever reasons, if the auditors of the Company decline to accept the engagement or are unable to provide the auditors' letter, the Board will contact the Listing Division of the Stock Exchange immediately;

(f) The Company will, and will procure CNOOC Group to, provide the auditors of the Company with full access to the relevant records of the Non-Exempt Continuing Connected Transactions for the purpose of the auditors' review as referred to in paragraph (e) above; and

(g) The Company will comply with the applicable provisions of the Listing Rules governing connected transactions or will apply for waiver from strict compliance with the relevant requirements in the event that the total amount of the Non-Exempt Continuing Connected Transactions exceeds the caps set out in paragraph (a) above, or that there is any material amendment to the terms of the Agreement.

5. AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board has proposed that amendments be made to the Articles of Association of the Company in accordance with the amendments to the Listing Rules with effect from 31 March 2004.

In accordance with the amendments to the Listing Rules, the Company intends to make corresponding amendments to Articles 75, 97, 102 and 138. The Company is also proposing to amend Article 118 as described herein. The proposals are as follows:

Article 75

Under the Listing Rules, the articles of association of a listed company must provide that, where any shareholder is subject to voting restrictions under the Listing Rules, any votes cast by or on behalf of such shareholder in contravention of such restriction shall not be counted.

The existing Article 75 be deleted in its entirety and replaced with the following:

"When shareholders (including proxies) vote at the shareholders' general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall have one (1) vote.

Where any shareholder is, under the Listing Rules, required to abstain from voting on a particular resolution or restricted to voting only in favour of or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 97

The Listing Rules provide that any vote of shareholders taken at a general meeting to approve (i) connected transactions; (ii) transactions that are subject to independent shareholders' approval pursuant to the Listing Rules; (iii) granting of options to a substantial shareholder or an independent non-executive director or any of their respective associates; and (iv) any other transaction in which a shareholder has a material interest is required to abstain from voting.

The existing Article 97 be deleted in its entirety and replaced with the following:

"Resolutions of a meeting of shareholders of different classes may be passed only by more than two-thirds of the voting rights of that class represented at the meeting in accordance with Article 96 hereof.

Where any shareholder is, under the Listing Rules, required to abstain from voting on a particular resolution in a class meeting or restricted to voting only in favour of or against any particular resolution in a class meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 102

Article 102 will be amended to specify the minimum length of period of at least 7 days for the giving of notice of nomination of Directors by Shareholder and notice by the person proposed for election of his willingness to be nominated, which will commence no earlier than the day after the despatch of the notice of the meetings appointed for such election and end no later than 7 days prior to the date of such meeting.

The existing Article 102 be deleted in its entirety and replaced with the following:

"Directors shall be elected at shareholders' general meeting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.

The period for lodgement of written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall commence no earlier than the day after the despatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.

The chairman and vice chairman (or vice chairmen) of the board shall be elected and removed by the approval of more than half of all the directors of the board. The chairman of the board and vice chairman (or vice chairmen) of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of their terms.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiry of his term of office (but without prejudice to any claim for damages under any contract).

Any person who has been appointed by the board to fill up the temporary vacancy in the board of directors or to be an additional director shall serve a term lasting until the date of next annual shareholders' general meeting and may serve consecutive terms if re-elected upon the expiration of his term.

Not more than 2 persons of the chairman of the board, vice chairman (or vice chairmen) of the board and executive directors of the Company may be senior management staff (chairman of the board, vice chairman and executive director) of the controlling organizations.

Directors need not be the shareholders of the Company."

Article 118

In this Article, " ... are eight vice presidents" be amended to "... are certain vice presidents". Other content of this article shall remain unchanged.

Article 138

The existing Article 138 be deleted in its entirety and replaced with the following:

"A director, a supervisor, the general manager, a deputy general manager and other senior management staff of the Company shall not direct any of its associates (which shall have the same meaning as in the Listing Rules) to do such things or take such actions that such director, supervisor, general manager, deputy general manager or other senior management staff is not allowed to do under any applicable law or regulation, the Articles of Association of the Company or otherwise."

6. EGM

As more time is required to prepare this Circular and to compile the historical utilization of the annual limit in the Existing Waiver and the projected figures for the New Proposed Annual Cap, the EGM will be postponed from 28 October 2004 to 5 November 2004. Other arrangements, including place and specific time of meeting, agenda for the meeting and record date of 28 October 2004 for the EGM, will remain unchanged.

The notice convening the EGM was published and despatched to Shareholders on 24 August 2004, which notice has been amended by a further notice published and despatched to Shareholders on 21 October 2004. The notice, as amended, is attached hereto. The EGM will be held at Multi-function Conference Room 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing on 5 November 2004 at 10:00 a.m. for the purpose of considering and, if thought fit, approving the Agreement and the amendment of the Articles of Association of the Company. CNOOC, which owns 65% of the issued capital of the Company, will abstain from voting at the EGM in respect of the Agreement and the Non-Exempt Continuing Connected Transactions pursuant to the Listing Rules.

A form of proxy for use at the EGM is enclosed herewith. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon, in the case of a holder of Domestic Share(s), to the registered office of the Company at 65/F, 1 Garden Road, Hong Kong and, in the case of a holder of H Share(s), to Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible but in any event no later than 24 hours before the time appointed for the holding of the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM should you wish.

7. PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 76 of the Company's Articles of Association, a resolution put to the vote of a general meeting of the Shareholders shall be decided on a show of hands unless a poll is (before or after any vote by a show of hands) demanded:

(i) by the chairman of the meeting;

(ii) at least two Shareholders with voting rights or their proxies; or

(iii) one or several Shareholders (including proxies) holding totally or separately 10 percent or more of the shares carrying the right to vote at the meeting.

In accordance with Rule 13.39(4) of Listing Rules, the chairman of the EGM will demand a poll in relation to the ordinary resolution for approving the Non-Exempt Continuing Connected Transactions and the Agreement at the EGM.

8. ADDITIONAL INFORMATION

Your attention is drawn to the letter from the Independent Board Committee set out on pages 17 and 18 of this Circular which contains its recommendation to the Independent Shareholders as to the voting at the EGM regarding the Non-Exempt Continuing Connected Transactions and the Agreement.

Your attention is also drawn to the letter from Quam set out on pages 19 to 29 of this Circular, which contains, among others, its advice to the Independent Board Committee and the Independent Shareholders in relation to the Non-Exempt Continuing Connected Transactions and the Agreement as well as the principal factors and reasons considered by it in concluding its advice.

Your attention is also drawn to the additional information set out in the appendices to this Circular.

Yours faithfully,
By order of the Board
China Oilfield Services Limited
Fu Chengyu
Chairman

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

Independent Board Committee
Gordon C.K. Kwong
Andrew Y. Yan
Simon X. Jiang

21 October 2004

To the Independent Shareholders

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

We refer to the circular dated 21 October 2004 of the Company (the "Circular") of which this letter forms a part. Terms defined in the Circular shall have the same meanings when used herein unless the context requires otherwise.

As CNOOC owns an aggregate of 65% of the issued share capital of the Company, transactions between the Group and CNOOC Group constitute connected transactions for the Company and the Group under the Listing Rules and are subject to approval from the Independent Shareholders.

In view of your interest, we have been formed to advise the Independent Shareholders as to the fairness and reasonableness in relation to the Agreement and the Non-Exempt Continuing Connected Transactions, details of which are set out in the Letter from the Board in the Circular. Quam has been appointed as the independent financial adviser to advise the IBC and the Independent Shareholders in this respect. We wish to draw your attention to the letter from Quam as set out on pages 19 to 29 of this Circular.

Having taken into account the information set out in the letter from the Board and the principal factors, reasons and recommendations set out in the letter from Quam, we consider the terms of the Agreement and the Non-Exempt Continuing Connected Transactions to be fair and reasonable insofar as the Independent Shareholders are concerned and believe that the Agreement and the Non-Exempt Continuing Connected Transactions are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders should vote in favour of the resolutions to be proposed at the EGM to approve the Agreement and the Non-Exempt Continuing Connected Transactions.

Yours faithfully,
Independent Board Committee

Gordon C.K. Kwong
Independent non-executive director

Andrew Y. Yan
Independent non-executive director

Simon X. Jiang
Independent non-executive director

The following is the full text of the letter from Quam, which has been prepared for the purpose of incorporation in this Circular, setting out its advice to the IBC and the Independent Shareholders in respect of the Agreement and the Non-Exempt Continuing Connected Transactions (including the New Proposed Annual Cap).

Quam Financial Services Group
Quam Capital Limited 華富嘉洛企業融資有限公司
A Member of The Quam Group
香港中環畢打街11號置地廣場告羅士打大廈3208室
Room 3208, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong

21 October 2004

The Independent Board Committee
China Oilfield Services Limited
65/F., Bank of China Tower
1 Garden Road
Hong Kong

Dear Sir or Madam,

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

We refer to our engagement as the independent financial adviser to advise the IBC and the Independent Shareholders with respect to the Agreement and the New Proposed Annual Cap relating to the Non-Exempt Continuing Connected Transactions. Details of the Non-Exempt Continuing Connected Transactions are contained in the letter from the Board (the "Letter from the Board") in the circular dated 21 October 2004 (the "Circular") issued to the Shareholders, of which this letter forms part. This letter has been prepared for inclusion in the Circular and the terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

The IBC, comprising of the three independent non-executive Directors, namely Messrs. Gordon C. K. Kwong, Andrew Y. Yan and Simon X. Jiang, have been established to advise the Independent Shareholders in respect of the Non-Exempt Continuing Connected Transactions. As independent financial adviser, our role is to give an independent opinion to the IBC and the Independent Shareholders as to whether the terms and conditions of the Agreement and the Non-Exempt Continuing Connected Transactions (including the New Proposed Annual Cap) are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Independent Shareholders as a whole.

In formulating our opinion with regard to the Agreement and the Non-Exempt Continuing Connected Transactions (including the New Proposed Annual Cap), we have relied on the information and facts supplied, representations made and opinions expressed by the Company, its Directors, advisers and representatives for which they are solely responsible. We have assumed that all such information and representations and those contained or referred to in the Circular were true, accurate

and complete at the time they were made and continue to be so at the date of this letter. We have also assumed that all statements of belief, opinion and intention of the Directors and the Company's advisers were reasonably made after due and careful enquiry. We have been advised by the Directors that, having made all reasonable enquiries and to the best of their knowledge and belief, there were no material facts the omission of which would make any statement or opinion contained in the Circular, including this letter, misleading.

We consider that we have been provided with, and we have reviewed, sufficient information to enable us to reach an informed view and to justify our reliance on the accuracy of the information provided to us and those contained in the Circular so as to provide a reasonable basis for our advice. We have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors, advisers and representatives. We have not, however, carried out any independent verification of the information provided to us by the Company, its Directors, advisers and representatives, nor have we conducted any independent in-depth investigation into the business and affairs or future prospects of the Group and those of the CNOOC Group.

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Pursuant to the notice of EGM dated 24 August 2004 and revised notice dated 20 October 2004, the Directors announced that the Company would put to the vote by the Independent Shareholders at the EGM a resolution regarding the Agreement and the Non-Exempt Continuing Connected Transactions (including the New Proposed Annual Cap). CNOOC currently owns an aggregate of 65% of the issued share capital of the Company, and transactions between the CNOOC Group and the Group therefore constitute connected transactions for the Company under the Listing Rules and are subject to approval from the Independent Shareholders.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our advice in respect of the Agreement and the New Proposed Annual Cap relating to the Non-Exempt Continuing Connected Transactions, we have taken into consideration, *inter alia*, the following principal factors and reasons:

1. Background of and reasons for the Agreement and the New Proposed Annual Cap relating to the Non-Exempt Continuing Connected Transactions

Prior to the Restructuring of CNOOC and establishment of the Company, the members of the CNOOC Group and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the Restructuring and following the listing of the Company's shares on the Stock Exchange, a number of transactions which had been entered into and which were to be entered into between the Group and the CNOOC Group constituted connected transactions for the Company under the Listing Rules.

The Group is principally engaged in the provision of oilfield services in the offshore PRC market. Its services cover each phase of the exploration, development and production of offshore oil and natural gas. The CNOOC Group is a dominant leader in the exploration and production activities with international oil and gas companies offshore PRC, and it is the largest producer of offshore crude oil in the PRC.

Given the above, a substantial portion of the Group's total annual turnover has been accounted by the provision of services to the CNOOC Group. For each of the two financial years ended 31 December 2003 and the six months ended 30 June 2004, the aggregate revenues derived from the Group's provision of services to the CNOOC Group accounted for around 64.68%, 64.92% and 78.42% of its consolidated total turnover respectively.

In view of the leading market position of the CNOOC Group and its historical relationship with the Group, the Group has been providing the CNOOC Group with materials, utilities, labour and ancillary services, some of which may not be available from independent third parties or on comparable terms offered by the CNOOC Group. The annual aggregate fees paid by the Group for the purchases from the CNOOC Group and the provision of utilities, labour and ancillary services by the CNOOC Group, accounted for around 7.61%, 4.56% and 6.12% of its total annual operating expenses for each of the two financial years ended 31 December 2003 and the six months ended 30 June 2004.

Given the Group's business nature and the dominant market position of the CNOOC Group, it is reasonable to expect that the Non-Exempt Continuing Connected Transactions will continue to take place on a regular basis in the Group's ordinary and usual course of business in future.

The Stock Exchange granted a 3-year conditional waiver to the Company from strict compliance with the relevant requirements of the Listing Rules in relation to the Non-Exempt Continuing Connected Transactions at the time of the IPO in 2002. The Existing Waiver will expire on 31 December 2004 and accordingly, the Company is seeking the Independent Shareholders' approval for the Agreement and the Non-Exempt Continuing Connected Transactions (including the New Proposed Annual Cap).

Based on the foregoing, we are of the view that it will be in the interests of the Company and the Shareholders as a whole to have the Agreement in place and to adopt the New Proposed Annual Cap for the Non-Exempt Continuing Connected Transactions as that would help to facilitate the smooth operations and future development of the Group's business in the next three financial years.

2. Nature of the Non-Exempt Continuing Connected Transactions and the principal terms of the Agreement

Set out below are the nature of the Non-Exempt Continuing Connected Transactions contemplated under the Agreement.

Provision by the Group of offshore oilfield services to CNOOC Group

The Group from time to time provides offshore oilfield services, including labour services, to CNOOC and its associates, including CNOOC Limited, in connection with their offshore oil and gas exploration, development and production activities.

The Directors have confirmed that since the IPO, the Group has offered its offshore oilfield services to CNOOC Limited at prices that were based on arm's length negotiations and reflected considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors. Any discounts offered to CNOOC Limited were also made available to other customers whose volume of business and contract terms were similar to those of CNOOC Limited.

Provision by CNOOC Group of materials, utilities, labour and ancillary services to the Group

Members of the CNOOC Group from time to time provide the Group with materials, utilities, labour and ancillary services, some of which may not be available from independent third parties or available on comparable terms offered by the CNOOC Group. Details of the types of materials and nature of services provided by the CNOOC Group are disclosed in section 3 of the Letter from the Board contained in the Circular.

Provision by CNOOC Group of office and production premises and related property management services to the Group

In the past, the Group has entered into a number of separate lease and property management agreements with the CNOOC Group. Details of each of these agreements are disclosed in section 3 of the Letter from the Board contained in the Circular. We were advised by the management of the Company that the Group will continue to enter into further leases from time to time on normal commercial terms with the CNOOC Group, subject to the New Proposed Annual Cap, as required by the future expansion of its operations.

Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group

The Group from time to time utilises the depositary and transaction settlement services available from CNOOC Financial Corporation Limited, a subsidiary of CNOOC. CNOOC Financial Corporation Limited is a non-bank financial institute providing services to members of the CNOOC Group. Its financial services and products cover Rmb and foreign exchange savings, loans, internal account transfer and settlement, guarantee, capital management, securities investment and financial advisory services. The services provided to the Group include the Company's cash deposits and settlement services for transactions concluded between the Group and its customers.

We have reviewed the principal terms and conditions of the Agreement. It is noted that in relation to the respective considerations for the Non-Exempt Continuing Connected Transactions contemplated under the Agreement, it is stipulated in the Agreement that such considerations shall be based on the pricing policies of the Group, with reference to the prevailing local market conditions and other factors, including, where appropriate, market demand, volume of sales, market rates for equipment, materials and accessories used, complexity of the technology required, associated labour costs as well as historical transactions and overall customer relationship.

It should also be noted that the aforementioned pricing bases are further subject to the conditions stipulated in the Agreement that the Non-Exempt Continuing Connected Transactions will be entered into in the usual and ordinary course of the Group's business and either on (i) normal commercial terms or (ii) if there is no available comparison, on terms no less favourable to the Group than terms available to/from independent third parties, as the case may be.

In view of the foregoing, we are of the view that the Non-Exempt Continuing Connected Transactions contemplated under the Agreement are within the usual and ordinary course of the Group's business and the relevant members of the CNOOC Group, and that the principal terms and in particular the pricing are fair and reasonable so far as the Independent Shareholders are concerned and are in the interest of both the Company and the Independent Shareholders as a whole.

3. The New Proposed Annual Cap

The annual limit for the Non-Exempt Continuing Connected Transactions under the Existing Waiver

Set out below are details of the actual amount of each of the Non-Exempt Continuing Connected Transactions for the two financial years ended 31 December 2003 and the six months ended 30 June 2004 (the "Relevant Period") as compared with the relevant annual limits under the Existing Waiver.

	Category of the Non-Exempt Continuing Connected Transactions	For the 12 months ended 31 December 2002 Rmb million	2003 Rmb million	For the 6 months ended 30 June 2004 Rmb million	Annual limits in the Existing Waiver Rmb million
A.	Provision by the Group of offshore oilfield services to the CNOOC Group	1,762	1,975	1,333	2002: 2,100 2003: 2,940 2004: 4,120
B.	Provision by Magcobar of offshore oilfield services to the CNOOC Group	1	13	76	2002: 120 2003: 144 2004: 173
C.	Provision by the CNOOC Group of materials, utilities, labour and ancillary support services to the Group	160	95	67	2002: 253 2003: 317 2004: 382
D.	Provision by the CNOOC Group of materials, utilities, labour and ancillary support services to Magcobar	3	3	2	2002: 6 2003: 8 2004: 10
E.	Provision by the CNOOC Group of office and production premises and related property management services to the Group (including Magcobar)	8	17	16	2002: 15 2003: 20 2004: 26
F.	Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group	73*	255*	209*	10% of the audited consolidated total turnover of the Company in the immediately preceding fiscal year in respect of its total daily outstanding deposits plus interest income

* *The amount stated represented the maximum daily balance plus interest for deposits placed with CNOOC Finance Corporation Limited in respect of the depositary and transaction settlement services for the each of the two years ended 31 December 2003 and the six months ended 30 June 2004.*

The New Proposed Annual Cap

Set out below is a summary of the New Proposed Annual Cap for each of the Non-Exempt Continuing Connected Transactions for each of the three financial years ending on 31 December 2007 as well as their respective basis of determination:—

	Category of the Non-Exempt Continuing Connected Transactions	New Proposed Annual Cap Rmb million	Basis of determination
A.	Provision by the Group of offshore oilfield services to the CNOOC Group	2005: 4,120 2006: 5,768 2007: 8,075	An estimated annual growth rate of 40% based on the expected continued growth of CNOOC and its associates which would in turn lead to more opportunities for the Group to provide them with offshore oilfield services and other related services.
B.	Provision by Magcobar of offshore oilfield services to the CNOOC Group	2005: 208 2006: 249 2007: 299	An estimated annual growth rate of 20% based on the expected steady growth of the business of Magcobar.
C.	Provision by the CNOOC Group of materials, utilities, labour and ancillary support services to the Group	2005: 382 2006: 458 2007: 550	An estimated annual growth rate of 20% based on the expected steady growth of the Group's business.
D.	Provision by the CNOOC Group of materials, utilities, labour and ancillary support services to Magcobar	2005: 10 2006: 13 2007: 16	An estimated annual growth rate of 25% based on the expected steady growth of the business of Magcobar.
E.	Provision by the CNOOC Group of office and production premises and related property management services to the Group (including Magcobar)	2005: 36 2006: 51 2007: 71	An estimated annual growth rate of 40% based on the expected steady growth of the Group's business.

	Category of the Non-Exempt Continuing Connected Transactions	New Proposed Annual Cap Rmb million	Basis of determination
F.	Provision of depositary and transaction settlement services by CNOOC Finance Corporation Limited to the Group	2005: the lower of 1,048 or 40% of the Group's audited consolidated turnover for the year ended 31 December 2004 2006: the lower of 1,117 or 40% of the Group's audited consolidated turnover for the year ended 31 December 2005 2007: the lower of 1,323 or 40% of the Group's audited consolidated turnover for the year ended 31 December 2006	The new caps take into account the Group's business growth and are necessary for the Group to manage its funds more efficiently and to reduce its expense overlays.

Analysis of the bases of determination for the New Proposed Annual Cap

In our assessment of the reasonableness of the New Proposed Annual Cap, we have taken into consideration the representation and projection of the Company's management regarding the Group's future development and needs for the three financial years ending 31 December 2007. We have analysed the historical volumes of the Non-Exempt Continuing Connected Transactions conducted by the Group against the relevant annual caps set under the Existing Waiver during the Relevant Period (the "Utilisation Rate"). We have reviewed the proposed new annual caps for the year ending 31 December 2005 (the "Proposed 2005 Annual Caps") as compared to the annual caps for the year ending 31 December 2004 under the Existing Waiver (the "2004 Annual Caps"). We have also reviewed all the assumptions made by the Board in respect of the New Proposed Annual Cap and are of the view that they have been prepared with due care and diligence by the Directors.

For the Non-Exempt Continuing Connected Transactions (A), (C) and (D) described above, the Utilisation Rate for the six months ended 30 June 2004 is relatively low ranging from 17.5% to 32.4%, even taken into account of the fact that the recorded volume for that period only represented a half-year figure. Nevertheless, given the dominant position of the CNOOC Group, the Group's major customer, in the offshore crude oil industry, the CNOOC Group and hence the Group both have significant potential opportunities for further expansion and development of its business and operations. To adjust the New Proposed Annual Cap to a lower level based on the historical utilisation of the Existing Caps alone would limit the ability of the Group to seize future business opportunities in its ordinary and usual course, and may have adverse impact on the Group's potential growth. As

such, we are of the view that it is prudent and reasonable for the Company to set the Proposed 2005 Annual Caps for these Non-Exempt Continuing Connected Transactions at the same level as the relevant 2004 Annual Caps. For the same reasons, we are of the view that it is in the interest of both the Company and the Independent Shareholders that the respective annual growth rate represented by the New Proposed Annual Cap for each of these Non-Exempt Continuing Connected Transactions is maintained at the same level or slightly lower as that represented by the relevant annual caps under the Existing Waiver.

For the Non-Exempt Continuing Connected Transactions (B) and (E) described above, the Utilisation Rate for the six months ended 30 June 2004 was 43.9% to 61.5% respectively, which was relatively high especially in the light of the fact that the recorded volume for that period only represented a half-year figure. Hence, we consider it reasonable that the Proposed 2005 Annual Caps for these Non-Exempt Continuing Connected Transactions are set at a higher level when compared to the relevant 2004 Annual Caps. It is also noted that the respective annual growth rate represented by the New Proposed Annual Cap for each of these two Non-Exempt Continuing Connected Transactions is equal to or slightly higher than that represented by the relevant annual caps under the Existing Waiver. Given the historical increase in the volume of these two Non-Exempt Continuing Connected Transactions described above, we are of the opinion that the aforementioned bases are reasonable.

For the Non-Exempt Continuing Connected Transactions (F), it is noted that that the Proposed 2005 Annual Caps are substantially higher than that of the recorded figures for the Relevant Period discussed above. Nevertheless, as the Proposed 2005 Annual Caps will allow the Group more flexibility to manage its funds in an efficient manner in order to reduce its transactional expense overlays, and that it is subject to the actual performance of the Group by limiting to 40% of the Group's audited consolidated total turnover in the immediately preceding financial year, we are of the view that the proposed basis is reasonable.

Based on the foregoing, we are of the opinion that the New Proposed Annual Cap is fair and reasonable so far as the Independent Shareholders are concerned and in the interest of both the Company and the Independent Shareholders as a whole.

4. Conditions of the Agreement

It is noted that the Agreement contains the following conditions in relation to the Non-Exempt Continuing Connected Transactions:—

(a) The Non-Exempt Continuing Connected Transactions shall be:—

- entered into by the Group in the ordinary and usual course of its business;
- conducted either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial, on terms that are no less favourable to the Group than terms available to/from independent third parties; and
- entered into in accordance with the Agreement and on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

(b) Brief details of the Non-Exempt Continuing Connected Transactions will be disclosed in the Company's next and each successive annual report, each accompanied with a statement of opinion of the independent non-executive Directors in such manner as referred to in paragraph (c) below;

(c) The independent non-executive Directors will review annually the Non-Exempt Continuing Connected Transactions, and will confirm in the Company's annual report for the financial year in question that the Non-Exempt Continuing Connected Transactions under their review were conducted in the manner as stated above;

(d) The auditors of the Company will review annually the Non-Exempt Continuing Connected Transactions, and confirm in a letter to the Board (a copy of which letter will be provided to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report of the Company) in respect of each relevant period, during which the Non-Exempt Continuing Connected Transactions were conducted, stating that:

   (i) the Non-Exempt Continuing Connected Transactions have been approved by the Board;

   (ii) the Non-Exempt Continuing Connected Transactions have been entered into in accordance with the terms of the Agreement;

   (iii) the value of the Non-Exempt Continuing Connected Transactions has not exceeded the respective New Proposed Annual Cap; and

   (iv) the Non-Exempt Continuing Connected Transactions have been entered into in accordance with the pricing policy of the Group,

   and where for whatever reasons, if the auditors of the Company decline to accept the engagement or are unable to provide the auditors' letter, the Board will contact the Listing Division of the Stock Exchange immediately;

(e) The Company will, and will procure the CNOOC Group to, provide the auditors of the Company with full access to the relevant records of the Non-Exempt Continuing Connected Transactions for the purpose of the auditors' review as referred to in paragraph (d) above; and

(f) The Company will comply with the applicable provisions of the Listing Rules governing connected transactions or will apply for waiver from strict compliance with the relevant requirements in the event that the total amount of the Non-Exempt Continuing Connected Transactions exceeds the relevant New Proposed Annual Cap, or that there is any material amendment to the terms of the Agreement.

Given the above, we are of the opinion that there will be sufficient procedures and arrangements in place to ensure that the Non-Exempt Continuing Connected Transactions will be conducted on terms that are fair and reasonable so far as the Independent Shareholders are concerned.

RECOMMENDATION

Having taken into account the principal factors and reasons as discussed above, and in particular the following:—

- the background and nature of the Non-Exempt Continuing Connected Transactions and reasons for the entering into the Agreement;
- the basis of determination of the New Proposed Annual Cap;
- the basis of the considerations for the Non-Exempt Continuing Connected Transactions; and
- the conditions stipulated under the Agreement,

we consider that the terms and conditions of the Agreement and the Non-Exempt Continuing Connected Transactions (including the New Proposed Annual Cap) are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Independent Shareholders as a whole.

Accordingly, we advise the IBC to recommend the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Agreement and the New Proposed Annual Cap relating to the Non-Exempt Continuing Connected Transactions.

Yours faithfully,
For and on behalf of
Quam Capital Limited
Richard D. Winter — *Managing Director*
Karen C. Wong — *Director*

1. RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DIRECTORS' INTERESTS AND SHORT POSITION

As at the Latest Practicable Date, none of the Directors, chief executive or supervisors of the Company held any interest or short position in the shares, underlying shares and debentures (including options) of the Company or any of its associated corporation (within the meaning of the SFO) notifiable to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies of the Listing Rules, to be notified to the Company and the Stock Exchange.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of interest kept by the Company under Section 336 of the SFO and so far as was known to the Directors or chief executive of the Company, the following are details of the persons (other than a director, supervisors or chief executive of the Company) who had an interest or short position in the shares (including options) or underlying shares in the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital (including any options in respect of such capital) carrying rights to vote in all circumstances at general meeting of any other member of the Group:

Name	Capacity and nature of interest	Number and Class of shares *(Long position)*	Approximate percentage in the respective class of share capital of the Company	Approximate percentage of the issued share capital of the Company
China National Offshore Oil Corporation	Directly beneficially owned	2,460,468,000 domestic shares	100.00%	61.58%

Name	Capacity and nature of interest	Number and Class of shares *(Long position)*	Approximate percentage in the respective class of share capital of the Company	Approximate percentage of the issued share capital of the Company
J.P. Morgan Chase & Co.	Directly beneficially owned	242,276,000 H shares	15.78%	6.07%
	Through a controlled corporation *(note a)*	143,027,000 H shares	9.32%	3.58%
The Capital Group Companies, Inc.	Directly beneficially owned	212,048,800 H shares	13.82%	5.31%
J.P. Morgan Chase Bank	Directly beneficially owned *(note a)*	143,027,000 H shares	9.32%	3.58%
Morgan Stanley	Directly beneficially owned	121,389,000 H shares	7.91%	3.04%
Government of Singapore Investment Corporation Pte. Ltd.	Directly beneficially owned	77,139,000 H shares	5.03%	1.93%

Note:

(a) The ordinary shares are held by J.P. Morgan Chase Bank, which is wholly owned by J.P. Morgan Chase & Co.

Save as disclosed above, according to the register of interests kept by the Company under Section 336 of the SFO and so far as was known to the Directors or chief executive of the Company, there was no other person who, as at the Latest Practicable Date, had an interest or short position in the shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, beneficially interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meeting of any member of the Company or in any options in respect of such capital.

4. PROFESSIONAL QUALIFICATION AND CONSENT

The following is the qualification of the expert who has given its opinion or advice which is contained in this Circular:

Name	Qualification
Quam Capital Limited	a deemed licensed corporation under the SFO and engaged in types 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities

(a) Quam is not beneficially interested in the share capital of any member of the Group and has no right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

(b) Quam has given and has not withdrawn its written consent to the issue of this Circular with inclusion of its opinion and the reference to its name included herein in the form and context in which it appears.

5. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(i) none of the Directors had any direct or indirect interest in any assets which have been, since the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to, any member of the Group; and

(ii) none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which contract or arrangement is subsisting as at the date of this circular and which is significant in relation to the business of the Group.

(iii) none of the Directors had any competing interests that would be required to be disclosed under Rule 8.10 of the Listing Rules if he was a controlling shareholder.

6. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2003, the date to which the latest published audited financial statement of the Company were made up.

7. SERVICE CONTRACT

As at the Latest Practicable Date, each of the independent non-executive Directors has entered into a service contract with the Company for a term of three years, renewable upon re-election. Each of the independent non-executive Directors receives a basic remuneration of RMB200,000 per year.

Apart from the foregoing, no Director or supervisor has a service contract with the Company which is not terminable by the Company within one year without payment of compensation, other than statutory compensation.

8. GENERAL

(a) The secretary of the Company is Chen Weidong.

(b) The Company has not appointed a qualified accountant as required by Rule 3.24 of the Listing Rules and details of the delay in appointment of the qualified accountant are set out in the Company's announcement dated 30 September 2004.

(c) The principal share register and transfer office is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) In the event of inconsistency, the English language text of this Circular shall prevail over the Chinese language text.

9. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Sidley Austin Brown & Wood at 39th Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong from the date of this Circular up to and including 7 November 2004:

(a) the articles of association of the Company;

(b) the Agreement;

(c) the letter of recommendation from the IBC, the text of which is set out on pages 17 to 18 of this Circular;

(d) the letter issued by Quam, the text of which is set out on pages 19 to 29 of this Circular;

(e) the written consent of Quam referred to in paragraph 4 of this appendix;

(f) the annual report of the Company for the two years ended 31 December 2002 and 2003; and

(g) the interim report of the Company for the six months ended 30 June 2004.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

The Extraordinary General Meeting ("EGM") of China Oilfield Services Limited (the "Company") will be held on 5 November 2004 (Friday) at 10:00 a.m. at Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing for the following purposes:

By way of Ordinary Resolutions:

1. To consider and approve the distribution of 2004 special interim dividend.

2. To consider and approve the resolution regarding the cap amount of connected transactions from 1 January 2005 until 31 December 2007.

By way of Special Resolutions:

3. To approve the resolution regarding the amendment of the articles of association of the Company and to authorise the Board to file these amendments with the relevant departments of the People's Republic of China upon approval.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF COSL

In accordance with the amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company intends to make corresponding amendments to Articles 75, 97, 102 and 138. An additional amendment to Article 118 is also proposed. The proposals are as follows:

Article 75

The existing Article 75 be deleted in its entirety and replaced with the following:

"When shareholders (including proxies) vote at the shareholders' general meeting, they shall exercise their voting rights according to the number of voting shares that they represent. Each share shall have one (1) vote.

Where any shareholder is, under the Listing Rules, required to abstain from voting on a particular resolution or restricted to voting only in favour of or against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 97

The existing Article 97 be deleted in its entirety and replaced with the following:

"Resolutions of a meeting of shareholders of different classes may be passed only by more than two-thirds of the voting rights of that class represented at the meeting in accordance with Article 96 hereof.

Where any shareholder is, under the Listing Rules, required to abstain from voting on a particular resolution in a class meeting or restricted to voting only in favour of or against any particular resolution in a class meeting, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted."

Article 102

The existing Article 102 be deleted in its entirety and replaced with the following:

"Directors shall be elected at shareholders' general meeting and serve a term of 3 years. A director may serve consecutive terms if re-elected upon the expiration of his term.

The period for lodgement of written notice of an intention to nominate a candidate of director and that of a willingness to accept the nomination by the candidate shall commence no earlier than the day after the despatch of the notice of the meeting for election of the relevant director and end no later than 7 days prior to the date of such meeting.

The chairman of the board and vice chairman (or vice chairmen) of the board shall be elected and removed by the approval of more than half of all the directors of the board. The chairman of the board and vice chairman (or vice chairmen) of the board shall serve a term of 3 years and may serve consecutive terms if re-elected upon the expiration of their terms.

Subject to compliance with relevant laws and regulations, any director may be removed by ordinary resolution before the expiry of his term of office (but without prejudice to any claim for damages under any contract).

Any person who has been appointed by the board of directors to fill up the temporary vacancy in the board of directors or to be an additional director shall serve a term lasting until the date of next annual shareholders' general meeting and may serve consecutive terms if re-elected upon the expiration of his term.

Not more than 2 persons of the chairman of the board, vice chairman (or vice chairmen) of the board and executive directors of the Company may be senior management staff (chairman of the board, vice chairman and executive director) of the controlling organizations.

Directors need not be the shareholders of the Company."

Article 118

In this Article, " ... are eight vice presidents" be amended to "... are certain vice presidents". Other content of this article shall remain unchanged.

Article 138

The existing Article 138 be deleted in its entirety and replaced with the following:

"A director, a supervisor, the general manager, a deputy general manager or other senior management staff of the Company shall not direct any of his associates (which shall have the same meaning as in the Listing Rules) to do such things or take such actions that such director, supervisor, general manager, deputy general manager or other senior management staff is not allowed to do under any applicable law or regulation, the Articles of Association of the Company or otherwise."

By order of the Board
Chen Weidong
Company Secretary

Hong Kong, 24 August 2004 (Amended 20 October 2004)

Notes:

(1) Holders of the Company's overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company's Register of Members maintained by Computershare Hong Kong Investor Services Limited on 28 October 2004 (Thursday) and representative of China National Offshore Oil Corporation, as holder of the domestic shares of the Company, are entitled to attend and vote at the EGM.

(2) Shareholder of the Company who has the right to attend and vote at the meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. Where a shareholder has appointed more than one proxy to attend the EGM, such proxies may only vote on a poll or a ballot. The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. In case that an appointer is a legal person, the power of attorney must be either under the common seal of the legal person or under the hand of its director or other person, duly authorized. If the instrument appointing a proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified. For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to the Company's registered office at 65/F. Bank of China Tower, 1 Garden Road, Hong Kong, no less than 24 hours before the time appointed for the holding of the EGM in order for such documents to be valid.

(3) The Company's Register of Member will be closed from 28 September 2004 (Tuesday) to 28 October 2004 (Thursday) (both days inclusive), during which time no transfer of shares will be registered. Transferees of H Shares who wish to attend the EGM and qualify for entitlement to the 2004 interim dividend referred to above must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Computershare Hong Kong Investor Services Limited by no later than 4:00 p.m. on 27 September 2004 (Monday) for completion of the registration of the relevant transfer in accordance with the Articles of Association of the Company.

Computershare Hong Kong Investor Services Limited's address is as follows:

46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

(4) Shareholders or their proxies must present proofs of their identities upon attending the EGM. Should a proxy be appointed, the proxy must also present copies of his/her Proxy Form, copies of appointing instrument and power of attorney, if applicable.

(5) The EGM is expected to last not more than one day. Shareholders or proxies attending the EGM are responsible for their own transportation and accommodation expenses.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

Proxy Form for Extraordinary General Meeting

Number of Shares related to this proxy form (note 1)	H Shares/ Domestic Shares*

I(We) (note 2) ____________________

of (address) ____________________,

being the holder(s) of (note 1) ____________________,

H Share(s)/ Domestic Share(s)* of China Oilfield Services Limited ("COSL" or the "Company") now appoint (note 3) ______

____

(I.D. No.: ____________________ of (address) ____________________

____________________)/ or failing him, the Chairman of the meeting as my (our) proxy to attend and vote for me (us) on the ordinary and special resolutions in accordance with the instruction(s) below and on my (our) behalf at the Extraordinary General Meeting ("EGM") to be held at 10:00 a.m. on 5 November 2004 (Friday) at the Multi-function Conference Room, 3/F., CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions or abstain at his own discretion (note 4).

By way of Ordinary Resolutions:	**For**	**Against**
1. To consider and approve the distribution of 2004 special interim dividend.		
2. To consider and approve the resolution regarding the cap amount of connected transactions from 1 January 2005 until 31 December 2007.		
By way of Special Resolutions:		
3. To approve the resolution regarding the amendment of the articles of association of COSL and to authorize the Board to file these amendments with the relevant departments of the People's Republic of China upon approval.		

Date: ____________________ Signature: ____________________ (note 5)

Notes:

1. Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2. Please insert full name(s) and address(es) in BLOCK LETTERS.

3. Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who do not have to be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4. Attention: If you wish to vote FOR any resolution, please indicate with a "√" in the appropriate space under "For". If you wish to vote AGAINST any resolution, please indicate with a "√" in the appropriate space under "Against". In the absence of any such indication, the proxy will vote or abstain at his discretion.

5. This form of proxy must be signed under hand by you or your attorney duly authorized in writing. If the appointer is a corporation, this form must be signed under its common seal or under hand by any director or agent duly authorized by such corporation. If a person has been authorized to sign this form of proxy on behalf of an individual or corporate shareholder, the power of attorney or other document authorizing such person to sign this form of proxy must be notarized and together with this form delivered, in the case of a holder of Domestic Share(s), to the Company at 65/F., Bank of China Tower, 1 Garden Road, Hong Kong, and in the case of a holder of H Share(s), to Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holding of the EGM.

* *Please delete as appropriate.*

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(在中華人民共和國註冊成立的股份有限公司)

臨時股東大會委託代理人表格

與本委託代理人表格有關的股份數目 (註1)	H股／內資股*

本人(或吾等) (註2)：____________________________________，

地址為：____，

為中海油田服務股份有限公司(「中海油田」或「本公司」)股份 (註1)：H股/內資股* ________________

股之持有人，現委託 (註3)________________(身份證號碼：________________)

(地址為：________________________)或如其未能出席，則委任大會主席為本人(或吾等)的代理人，代表本人(或吾等)出席於2004年11月5日(星期五)上午十時正在北京市東直門外小街六號中國海洋石油大廈三樓多功能會議廳召開之臨時股東大會，藉以考慮及酌情通過召開上述會議的通告所列載的普通及特別決議案，並代表本人(或吾等)依照下列指示就決議案投票。如無作出指示，則代理人可自行決定投贊成或反對或棄權票 (註4)。

普通決議案：	**贊成**	**反對**
1.　審議通過關於2004年中期特別股利分配的議案		
2.　審議通過關於2005年1月1日至2007年12月31日的關聯交易限額的議案		
特別決議案：		
3.　通過關於中海油田章程修改的議案，並授權董事會在方案通過後向各中國政府有關部門備案		

日期：________________　　　　簽署：________________ (註5)

附註：

1. 請填上以閣下名義登記與本委託代理人表格有關的股份數目。如未有填上數目，則本委託代理人表格將被視為與本公司股本中所有以閣下名義登記的股份有關。

2. 請用**正楷**填上全名及地址。

3. 請填上受委託代理人的姓名和地址。如未填上姓名，則臨時股東大會主席將出任閣下的代理人。股東可委託一位或多位代理人出席及投票，受委託代理人不必為本公司股東，但必須親自代表閣下出席大會。本代表委任表格的每項變更，將須由簽署人簽字示可。

4. 重要提示：閣下如欲投票**贊成**決議案，請在[**贊成**]欄內適當地方加上√號；如欲投票反對議案，則請在[**反對**]欄內適當地方加上√號；如無任何指示，受委託人可自行酌情投票或放棄投票。

5. 本委託代理人表格必須由閣下或閣下之正式書面授權人簽署。如委託人為一法人，則本表格必須加蓋法人印章或由其董事或正式授權的代理人簽署。任何人士獲授權代表個人或公司股東簽署本委託代理人表格，簽署人經公證的授權書或其他授權文件須連同本表格一併不遲於臨時股東大會指定舉行時間24小時前送達如下：就內資股股東而言，送達本公司(地址為香港花園道1號中銀大廈65樓)；而就H股股東而言，送達香港中央證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心46樓)。

*　*請刪去不適用者*

(3) 本公司將於2004年9月28日(星期二)起至2004年10月28日(星期四)(包括首尾兩日)暫停辦理股東登記手續，期間將不會辦理股份過戶手續。擬出席股東大會及符合資格領取公司2004年中期分配特別股息的H股承讓人，須不遲於2004年9月27日(星期一)下午四時前，將正式蓋印的過戶文件連同有關股票一併交回香港中央證券登記有限公司，以根據本公司的章程完成有關過戶登記的手續。

香港中央證券登記有限公司的地址如下：

香港
灣仔
皇后大道東183號
合和中心46樓

(4) 股東或股東代理人出席股東大會時應出示本人身份證明。股東代理人還應出示其委託表格副本、委託書副本及該股東董事會或相應公司管理機構委派代表出席的決議副本。

(5) 股東大會不超過一個工作日。出席會議的股東或委任的代表須自行負擔交通及住宿開支。

第一百一十八條

該條款中「設副總裁八名」修改為「設副總裁若干名」，該條款其他內容不變。

第一百三十八條

現有的第一百三十八條全條刪去，以下列取代：

「公司董事、監事、總經理、副總經理和其他高級管理人員，不得指使相關人(定義見《上市規則》)做出董事、監事、總經理、副總經理和其他高級管理人員根據有關法律、法規、公司《章程》或其他規定不能作的事。」

承公司董事會命
公司秘書
陳衛東

香港，2004年8月24日(於2004年10月20日修訂)

附註：

(1) 於2004年10月28日(星期四)，名列香港中央證券登記有限公司所存置的本公司股東名冊的本公司海外上市外資股(以H股形式)持有人及中國海洋石油總公司股權代表(作為本公司內資股的持有人)，有權出席大會並於會上投票。

(2) 凡有權出席股東大會並於會上投票的本公司股票持有人，有權以書面委任一名或一名以上代表(不論是否一名股東)代其出席臨時股東大會並於會上投票。凡委任多於一名代表的股東僅可於記名表決或投票表決時投票。股東須以書面形式委託代表，由委託人或股東以書面正式授權的人士簽署。委託人為法人的，其委託書應加蓋法人印章或由其董事或正式委任授權人簽署。委任書由委託人授權他人簽署的，則該授權簽署之授權書或其他授權文件，必須經公證人公證。就H股持有人而言，授權書或其他授權文件及代表委任表格須於臨時股東大會指定舉行時間二十四小時前送達本公司之註冊辦事處，地址為香港花園道1號中銀大廈65樓，方為有效。

第九十七條

現有的第九十七條全條刪去，以下列取代：

「類別股東會的決議，應當經根據第九十六條由出席類別股東會議的有表決權的三分之二以上的股權表決通過，方可作出。

當任何類別股東須按《上市規則》就個別類別股東會決議案放棄表決或被限制只可就某指定決議案投贊成票或反對票，而該股東或股東代理人在投票時違反該等規定或限制，其所投的票數將不予計入表決結果內。」

第一百零二條

現有的一百零二條全條刪去，以下列取代：

「董事由股東大會選舉產生，任期三年。董事任期屆滿，可以連選連任。

有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，不得早于有關進行董事選舉的會議通知書發出後翌日發出，亦不得遲于股東大會召開前7日發給公司。

董事長及副董事長由全體董事會成員的過半數選舉和罷免，董事長及副董事長任期三年，可以連選連任。

股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方式將任何任期未屆滿的董事罷免(但依據任何合同可提出的索償要求不受此影響)。

由董事會委任以填補董事會臨時空缺或增任為董事的任何人士，其任期須以公司的下次股東周年大會時間為止，而於任期屆滿時如獲重選則可連任。

控股機構的高級管理人員(董事長、副董事長、執行董事)兼任公司董事長、公司副董事長、執行董事職務的人數不得超過二名。

董事無須持有公司股份。」

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司
(在中華人民共和國註冊成立的股份有限公司)

中海油田服務股份有限公司(「本公司」)於2004年11月5日(星期五)上午十時整在北京市東直門外小街6號海洋石油大廈3樓多功能會議廳召開2004年臨時股東大會，擬處理下列事項：

作為普通事項：

1、 審議通過關於2004年中期特別股利分配的議案。

2、 審議通過關於2005年1月1日至2007年12月31日的關聯交易限額的議案。

作為特別事項：

3、 通過關於本公司章程修改的議案，並授權董事會在方案通過後向中華人民共和國政府有關部門備案。

章程修改方案

根據香港聯合交易所有限公司新修訂的《香港聯合交易所有限公司證券上市規則》的規定，本公司擬對《章程》第七十五條、九十七條、一百零二條及一百三十八條進行相應修改。同時建議就第一百一十八條作出額外修訂。方案如下：

第七十五條

現有的第七十五條全條刪去，以下列取代：

「股東(包括股東代理人)在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

當任何股東須按《上市規則》就個別決議案放棄表決或被限制只可就某指定決議案投贊成票或反對票，而該股東或股東代理人在投票時違反該規定或限制，其所投的票數將不予計入表決結果內。」

7. 服務合約

於最後實際可行日期，每名獨立非執行董事已與本公司訂立服務合約，為期三年，可於重選時重續。各獨立非執行董事每年收取基本酬金人民幣200,000元。

除上文所述者外，並無董事或監事與本公司訂立本公司不可於一年內終止而毋須支付賠償（法定賠償除外）之服務合約。

8. 一般事項

(a) 本公司之秘書是陳衛東。

(b) 本公司並無按上市規則第3.24條之規定委任合資格會計師，而延遲委任合資格會計師之詳情載於本公司於二零零四年九月三十日的公佈。

(c) 主要股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

(d) 假如本通函中英文本出現抵觸，概以英文本為準。

9. 備查文件

由本通函日期起直至二零零四年十一月七日（包括該日）之一般辦公時間，下列文件將可於盛德律師事務所之辦事處查閱，地址為香港中環金融街8號國際金融中心二期39樓：

(a) 本公司組織章程；

(b) 該協議；

(c) 由獨立董事委員會發出之推薦函件，全文載列於本通函第17至第18頁；

(d) 由華富嘉洛發出之函件，全文載列於本通函第19至第29頁；

(e) 本附錄第4段所提述，由華富嘉洛所發出之同意書；

(f) 本公司截至二零零二年及二零零三年十二月三十一日止兩個年度之年度報告；及

(g) 本公司截至二零零四年六月三十日止六個月之中期報告。

4. 專家資格及同意書

以下為在本通函發表其意見或見解之專家之資格：

名稱	資格
華富嘉洛企業融資有限公司	根據證券及期貨條例視為持牌公司，從事第4類（就證券提供意見）、第6類（就機構融資提供意見）及第9類（資產管理）受規管活動

(a) 華富嘉洛概無於本集團任何成員公司股本中擁有任何實益權益，亦無任何可認購或指定其他人士認購本集團任何成員公司之證券之權利，不論可以依法執行與否。

(b) 華富嘉洛已就刊發本通函發給同意書，同意以本通函之形式和文義，轉載其意見及引述其名稱，且迄今並無撤回其同意書。

5. 董事之其他權益

於最後實際可行日期：

(i) 自本集團編製最新公佈經審核賬目之日起，董事並無於本集團任何成員公司收購或出售或租賃，或本集團任何成員公司擬收購或出售或租賃之任何資產中擁有任何直接或間接權益；及

(ii) 並無董事於本集團任何成員公司訂立之任何合約或安排中擁有重大權益，而該等合約於本通函刊發日期仍然存在及對本集團業務而言屬於重大。

(iii) 概無董事（若其為控股股東）擁有根據上市規則第8.10條須予披露之任何競爭權益。

6. 重大逆轉

於最後實際可行日期，據董事所知，本公司之財務或業務狀況自二零零三年十二月三十一日（即本公司最新刊發經審核財務報表之編製日期）起並無重大逆轉。

名稱	身份及權益性質	股份數目及類別 *(好倉)*	於本公司各類別股本之概約百分比	佔本公司已發行股本之概約百分比
J.P. Morgan Chase & Co.	直接實益擁有	242,276,000股H股	15.78%	6.07%
	透過一間受控制公司 *(附註a)*	143,027,000股H股	9.32%	3.58%
The Capital Group Companies, Inc.	直接實益擁有	212,048,800股H股	13.82%	5.31%
J.P. Morgan Chase Bank	直接實益擁有 *(附註a)*	143,027,000股H股	9.32%	3.58%
摩根士丹利	直接實益擁有	121,389,000股H股	7.91%	3.04%
Government of Singapore Investment Corporation Pte. Ltd.	直接實益擁有	77,139,000股H股	5.03%	1.93%

附註：

(a) 該普通股由J.P. Morgan Chase Bank持有，J.P. Morgan Chase Bank由J.P. Morgan Chase & Co.全資擁有。

除上文所述者外，據本公司根據證券及期貨條例第336條所存置之權益名冊及就本公司董事或最高行政人員所知，並無其他人士於最後實際可行日期擁有須根據證券及期貨條例第十五部第二及三分部條文向本公司披露於股份或相關股份之權益或淡倉，或直接或間接實益擁有附帶可於本公司任何其他成員公司股東大會上所有情況下投票權利之任何類別股本的面值10%或以上之權益，或有關該股本之任何認購權。

1. 責任聲明

本通函遵照上市規則載列關於本公司之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，據彼等所深知及確信，本通函並無遺漏任何其他事實，以致本通函所載任何聲明帶有誤導成份。

2. 董事之權益及淡倉

於最後實際可行日期，本公司董事、最高行政人員或監事並無於本公司及其相聯法團（定義見證券及期貨條例）之股份、相關股份及債權證（包括購股權）中持有須根據證券及期貨條例第十五部第七及八分部知會本公司及聯交所之權益或淡倉（包括根據證券及期貨條例之該等條文擁有或視為擁有之權益及淡倉）；或根據證券及期貨條例第352條須載入該條例所述之名冊之權益及淡倉，或須根據上市規則上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益及淡倉。

3. 主要股東

於最後實際可行日期，據本公司根據證券及期貨條例第336條所存置之權益名冊及就本公司董事或最高行政人員所知，以下為擁有須根據證券及期貨條例第十五部第二及三分部向本公司披露於本公司之股份（包括購股權）及相關股份中擁有權益或淡倉之人士（本公司董事、監事或最高行政人員除外），或直接或間接擁有附帶可於本集團任何其他成員公司股東大會上所有情況下投票權利之任何類別股本（包括該股本之認購權）之面值10%或以上之權益之人士之詳情：

名稱	身份及權益性質	股份數目及類別 *(好倉)*	於本公司各類別股本之概約百分比	佔本公司已發行股本之概約百分比
中國海洋石油總公司	直接實益擁有	2,460,468,000股內資股	100.00%	61.58%

推薦建議

吾等經考慮過上述的主要因素和理由，特別是下列各項：－

- 非豁免持續關連交易的背景及性質和訂立該協議的理由；
- 釐定新建議年度限額的基準；
- 考慮非豁免持續關連交易的基準；及
- 該協議規定的條件，

吾等認為該協議之條款及條件和非豁免持續關連交易(包括新建議年度限額)就獨立股東而言實屬公平合理，並符合　貴公司和獨立股東的整體利益。

據此，吾等建議獨立董事委員會推薦獨立股東投票贊成將在臨時股東大會上提呈的普通決議案，以批准該協議及有關非豁免持續關連交易之新建議年度限額。

此致

香港
花園道一號
中銀大廈六十五樓
中海油田服務股份有限公司
獨立董事委員會　台照

代表
華富嘉洛企業融資有限公司
董事總經理　*董事*
Richard D. Winter　**黃嘉倫**
謹啟

二零零四年十月二十一日

(b) 非豁免持續關連交易之詳情概要，將連同獨立非執行董事按下文(c)段所述方式編製之意見陳述，於 貴公司下一期及其後各個年度之年報內披露；

(c) 獨立非執行董事將每年審閱非豁免持續關連交易，並會在 貴公司就有關之財政年度刊發之年報內確認，經彼等審閱之非豁免持續關連交易乃按上文所述方式進行；

(d) 貴公司核數師將於進行非豁免持續關連交易之各有關期間，每年審閱非豁免持續關連交易，並會致函董事會(函件副本須於 貴公司年報付印前至少10個營業日送交聯交所)確認：

    (i) 非豁免持續關連交易已獲董事會批准；

    (ii) 非豁免持續關連交易乃按該協議條款訂立；

    (iii) 非豁免持續關連交易之金額並無超逾各新建議年度限額；及

    (iv) 非豁免持續關連交易乃按 貴集團定價政策訂立，

    及不論任何原因，倘若 貴公司核數師拒絕接受聘任或未能提供核數師函件，董事會將立即聯絡聯交所上市科；

(e) 貴公司將會，及將促使中海油集團向 貴公司核數師提供有關非豁免持續關連交易之一切記錄，以便核數師能就上文(d)段所述事項進行審閱；及

(f) 倘若非豁免持續關連交易之總額超逾有關新建議年度限額，或該協議之條款有任何重大修訂，本公司將遵守上市規則中監管關連交易之適用條文或申請豁免嚴格遵守有關之規定。

基於上文所述，吾等認為現有足夠的程序和安排，將可確保非豁免持續關連交易將按對獨立股東而言公平合理的條款進行。

影響。因此，吾等認為，將　貴公司此等非豁免持續關連交易的建議二零零五年年度限額設定於相關二零零四年年度限額的相同水平，乃審慎及合理之舉。因著同樣的理由，吾等認為，維持每項此等非豁免持續關連交易的新建議年度限額所代表的各有關年度增長率在同一水平或輕微略低於現有豁免下的有關年度限額所代表的增長率，乃符合　貴公司及獨立股東的利益。

就上文所述第(B)及(E)項非豁免持續關連交易而言，截至二零零四年六月三十日止六個月的利用率分別為43.9%至61.5%，相對水平較高，特別是鑑於該期間所錄得的金額只涵蓋半年的數據。因此，吾等認為將此等非豁免持續關連交易的建議二零零五年年度限額，設定於相對二零零四年年度限額較高的水平，實屬合理之舉。此外亦注意到此兩項非豁免持續關連交易各自之新建議年度限額所代表之年度增長率，乃相等於或稍微高於現有豁免下的有關年度限額所代表的年度增長率。鑑於上述的此兩項非豁免持續關連交易過往的交易額的增加，吾等認為上述基準合理。

就第(F)項非豁免持續關連交易而言，吾等注意到建議二零零五年年度限額大幅高於上文所討論有關期間所記錄的數據。雖然如此，建議二零零五年年度限額將讓　貴集團可更靈活地有效管理其資金，以減低交易雜項開支，並且該限額視乎　貴集團之實際表現(限於　貴集團於緊接之前一個財政年度的經審核綜合營業總額的40%)，吾等認為該等建議基準合理。

基於上文所述，吾等認為新建議年度限額對獨立股東而言公平合理，並符合　貴公司及獨立股東整體的利益。

4. 該協議的條件

務請注意，該協議載有下列有關非豁免持續關連交易的條件：

(a) 非豁免持續關連交易須：－

－ 由　貴集團在其日常及一般業務範圍內訂立；

－ 按正常商業條款訂立，或倘並無足夠可比較的交易判斷是否按正常商業條款，則按不遜於　貴集團給予獨立第三者／獨立第三者給予　貴集團的條款；及

－ 根據該協議及按公平合理並符合股東整體利益的條款訂立；

非豁免持續關連交易類別	新建議年度限額人民幣百萬元	釐定基準
F. 中海石油財務有限責任公司向 貴集團提供存款及交易結算服務	二零零五年：1,048或 貴集團截至二零零四年十二月三十一日止年度的經審核綜合營業額的40%(以較低者為準) 二零零六年：1,117或 貴集團截至二零零五年十二月三十一日止年度的經審核綜合營業額的40%(以較低者為準) 二零零七年：1,323或 貴集團截至二零零六年十二月三十一日止年度的經審核綜合營業額的40%(以較低者為準)	新上限計及 貴集團之業務增長，並為 貴集團更有效地管理其資金及削減雜項開支所必需的。

分析釐定新建議年度限額的基礎

在吾等評估新建議年度限額的合理性時，吾等已考慮 貴公司管理層就 貴集團截至二零零七年十二月三十一日止三個財政年度的未來發展及需要作出的聲明及預測。吾等基於有關期間現有豁免下的有關年度限額，分析 貴集團過往進行的非豁免持續關連交易的交易額(「利用率」)。吾等已審閱截至二零零五年十二月三十一日止年度的建議新年度限額(「建議二零零五年年度限額」)與截至二零零四年十二月三十一日止年度根據現有豁免下的年度限額(「二零零四年年度限額」)的比較。吾等亦已審閱董事會就新建議年度限額作出的所有假設，並認為董事於編製時已經過適當小心及應盡的努力。

就上文所述的第(A)、(C)及(D)項非豁免持續關連交易而言，截至二零零四年六月三十日止六個月的利用率，屬於介乎17.5%至32.4%的相對低水平，即使已考慮到該期間所記錄的交易額只涵蓋半年的數據。儘管如此，鑑於 貴集團的主要客戶中海油集團在海上原油行業的領導地位，故中海油集團及 貴集團均有重大潛在機會進一步擴大及發展其業務及營運。僅根據現有限額的過往效用將新建議年度限額調整至較低水平，將限制 貴集團於其日常及一般業務過程中抓緊未來業務機會的能力，並或會對 貴集團潛在增長造成不利

新建議年度限額

以下所載為截至二零零七年十二月三十一日止三個財政年度各年每項非豁免持續關連交易的新建議年度限額的概要及其各自釐定基準：

	非豁免持續關連交易類別	新建議年度限額 人民幣百萬元	釐定基準
A.	貴集團向中海油集團提供海上油田服務	二零零五年：4,120 二零零六年：5,768 二零零七年：8,075	基於預期中海油總及其聯繫人士持續增長，因而導致　貴集團有更多機會向彼等提供海上油田服務及其他相關服務，估計年度增長率為40%。
B.	麥克巴向中海油集團提供海上油田服務	二零零五年：208 二零零六年：249 二零零七年：299	基於預期麥克巴的業務將按穩定的增長率增長，估計年度增長率為20%。
C.	中海油集團向　貴集團提供物料、設施、勞動力及配套後勤服務	二零零五年：382 二零零六年：458 二零零七年：550	基於預期　貴集團的業務將按穩定的增長率增長，估計年度增長率為20%。
D.	中海油集團向麥克巴提供物料、設施、勞動力及配套後勤服務	二零零五年：10 二零零六年：13 二零零七年：16	基於預期麥克巴的業務將按穩定的增長率增長，估計年度增長率為25%。
E.	中海油集團向　貴集團(包括麥克巴)提供辦公室及生產場地和相關物業管理服務	二零零五年：36 二零零六年：51 二零零七年：71	基於預期　貴集團的業務將按穩定的增長率增長，估計年度增長率為40%。

3. 新建議年度限額

現有豁免項下之非豁免持續關連交易之年度限額

以下為每項非豁免持續關連交易截至二零零三年十二月三十一日止兩個財政年度及截至二零零四年六月三十日止六個月(「有關期間」)之實際金額,與現有豁免項下有關每年限額的比較詳情。

	非豁免持續關連交易類別	截至十二月三十一日止十二個月 二零零二年 人民幣百萬元	二零零三年 人民幣百萬元	截至二零零四年六月三十日止六個月 人民幣百萬元	現有豁免之年度限額 人民幣百萬元
A.	貴集團向中海油集團提供海上油田服務	1,762	1,975	1,333	二零零二年:2,100 二零零三年:2,940 二零零四年:4,120
B.	麥克巴向中海油集團提供海上油田服務	1	13	76	二零零二年:120 二零零三年:144 二零零四年:173
C.	中海油集團向 貴集團提供物料、設施、勞動力及配套後勤服務	160	95	67	二零零二年:253 二零零三年:317 二零零四年:382
D.	中海油集團向麥克巴提供物料、設施、勞動力及配套後勤服務	3	3	2	二零零二年:6 二零零三年:8 二零零四年:10
E.	中海油集團向 貴集團(包括麥克巴)提供辦公室及生產場地和相關物業管理服務	8	17	16	二零零二年:15 二零零三年:20 二零零四年:26
F.	中海石油財務有限責任公司向 貴集團提供存款及交易結算服務	73*	255*	209*	就每日存款結餘加利息收入總額而言,相當於 貴公司緊接上一個財政年度經審核綜合總營業額之10%

* *上述的該等金額相當於中海石油財務有限責任公司就截至二零零三年十二月三十一日止兩個年度各年及截至二零零四年六月三十日止六個月提供之存款及交易結算服務,所涉及之最高日存款餘額加利息*

中海石油財務有限責任公司向　貴集團提供存款及交易結算服務

貴集團不時使用中海石油財務有限責任公司(中海油總的子公司)的存款及交易結算服務。中海石油財務有限責任公司為一家非銀行金融機構，提供存款及交易結算服務予中海油集團的成員公司。其財務服務及產品包括人民幣及外滙儲蓄、貸款、內部戶口轉賬及結算、擔保、資金管理、證券投資及財務顧問服務。向　貴集團所提供的服務包括　貴公司的現金存款及　貴集團與其客戶之間的交易結算服務。

吾等已審閱該協議的主要條款及條件，發現就根據該協議預計進行的非豁免持續關連交易的各項考慮而言，該協議訂明該等考慮須根據　貴集團的定價政策作出，並須參考當地市場當時的市況及其他因素，包括(如適用)市場需求、銷售額、所用的設備、物料及配件的市價、所需技術的複雜程度、有關的勞工成本以及過往的交易及整體客戶關係。

此外亦須注意，上述的定價基準進一步受該協議所訂明的條件規限，該協議的條件訂明非豁免持續關連交易將在　貴集團的一般及日常業務過程中訂立，並按(i)正常商業條款；或(ii)倘並無可資比較的條款，則按不遜於　貴集團給予獨立第三者的條款／獨立第三者給予　貴集團的條款(視乎情況而定)訂立。

鑑於上文所述，吾等認為，根據該協議預計進行的非豁免持續關連交易，是在　貴集團及中海油集團有關成員公司的一般及日常業務範圍內進行，其主要條款，特別是定價基準對獨立股東而言屬公平合理，並且符合　貴公司及獨立股東的整體利益。

2. **非豁免持續關連交易的性質及該協議的主要條款**

下文為根據該協議預計進行的非豁免持續關連交易的性質。

貴集團向中海油集團提供海上油田服務

貴集團不時就中海油總及其聯繫人士(包括中海油有限公司)之海上油氣勘探、開發及生產活動，向中海油總及其聯繫人士(包括中海油有限公司)提供海上油田服務，包括勞工服務。

董事已確認，自首次公開招股以來， 貴集團已向中海油有限公司按價格提供其海上油田服務，而該等價格是按公平磋商原則釐定，並反映銷售量、合約年期、整套服務、整體客戶關係及其他市場因素。給予中海油有限公司之折扣亦提供予訂立與中海油有限公司相若營業額及合約條款之其他客戶。

中海油集團提供予 貴集團的物料、設施、勞動力和配套服務

中海油集團的成員公司不時提供物料、設施、勞動力和配套服務予 貴集團，其中有些服務項目不一定能從獨立第三方獲得，或可能無法按照中海油集團提供相若的條款獲得。中海油集團提供的物料種類及服務性質詳情於通函所載的董事會函件第3節披露。

中海油集團向 貴集團提供辦公室及生產場地和相關物業管理服務

過去， 貴集團與中海油集團分別訂立多項租賃及物業管理協議。有關此等每份協議的詳情，請參閱通函的董事會函件第3節。根據 貴公司管理層表示， 貴集團將繼續與中海油集團不時按照正常商業條款訂立額外租約，惟須受就未來擴充其業務所訂的新建議年度限額所規限。

貴集團主要從事提供中國近海油田市場服務。其服務包括勘探、開發及生產海上油及天然氣的各個階段。中海油集團與國際油及氣公司為中國近海開採及生產活動的主要領導公司；亦是中國海上原油的最大生產商。

誠於上文所述，大部分　貴集團的年度營業總額是由於提供服務予中海油集團。截至二零零三年十二月三十一日止兩個財政年度各年及截至二零零四年六月三十日止六個月，　貴集團向中海油集團提供服務產生的收入合共佔其綜合營業總額分別約64.68%、64.92%及78.42%。

鑑於中海油集團的市場領導地位及其與　貴集團過往關係，　貴集團一直提供物料、設施、勞動力及配套服務予中海油集團，其中有些服務項目不一定能從獨立第三方獲得，或可能無法按照中海油集團提供相若的條款獲得。截至二零零三年十二月三十一日止兩個財政年度各年及截至二零零四年六月三十日止六個月，　貴集團就向中海油集團作出的採購額及中海油集團提供的設施、勞動力及配套服務所支付的年度總費用，佔其年度經營開支總額約7.61%、4.56%及6.12%。

由於　貴集團的業務性質及中海油集團的市場領導地位，可以合理預期非豁免持續關連交易將於未來在　貴集團日常及一般業務過程中定期持續進行。

聯交所於二零零二年首次公開招股時，授予　貴公司三年有條件豁免，豁免就非豁免持續關連交易嚴格遵守上市規則的有關規定。現有豁免將於二零零四年十二月三十一日屆滿，因此，　貴公司正尋求獨立股東批准該協議及非豁免持續關連交易(包括新建議年度限額)。

基於上文所述，吾等認為，進行新協議及採納非豁免持續關連交易的新建議年度限額將符合　貴公司及股東整體利益，原因是這將有助促進營運暢順，以及　貴集團業務於未來三個財政年度的未來發展。

時均為真實、準確及完整，並於本函件日期仍為如此。吾等亦假設董事及 貴公司顧問所表達有關信念、意見及意向的所有聲明乃於適當審慎查詢後合理作出。吾等獲知會，經作出所有合理查詢後及據彼等之深知及所信，並無遺漏任何重大事實，致使通函包括本函件所載任何聲明或意見含有誤導成分。

吾等認為吾等已獲得並審閱足夠資料，以使吾等達致知情意見，並有理由顯示吾等獲提供之資料及通函所載資料之準確性可予依賴，以作為吾等所作意見之合理依據。吾等並無理由懷疑在吾等所獲提供資料或收到之意見中 貴公司、其董事、專業顧問及代表有遺漏或隱瞞任何重大事實或資料，亦無理由懷疑該等資料及陳述之真實性、準確性及完整性或所表達意見之合理性。然而，吾等並無就 貴公司、其董事、顧問及代表向吾等提供之資料作出任何獨立核實，亦無就 貴集團及中海油集團之業務及事務或未來前景作出獨立深入調查。

非豁免持續關連交易

根據日期為二零零四年八月二十四日之臨時股東大會通告及於二零零四年十月二十日之經修訂通告，董事宣佈 貴公司將於臨時股東大會上提呈有關該協議及非豁免持續關連交易(包括新建議年度限額)的決議案，以供獨立股東投票表決。中海油總現時合共擁有 貴公司已發行股本65%，因此，中海油集團與 貴集團進行之交易根據上市規則構成 貴公司之關連交易，並須獲獨立股東批准。

主要考慮因素及理由

在達致有關該協議及非豁免持續關連交易有關之新建議年度限額的意見時，吾等已考慮(除了其他事物之外)以下主要因素及理由：

1. 非豁免持續關連交易有關的該協議及新建議年度限額的背景及理由

於重組中海油總及成立 貴公司前，中海油集團之成員與 貴集團以一個綜合機構形式營運，每年進行多項集團之間之交易。由於重組及 貴公司股份於聯交所上市後， 貴集團與中海油集團所訂立及將訂立之多項交易，根據上市規則構成 貴公司之持續關連交易。

以下為華富嘉洛為載入本通函而編製之函件全文，載有就該協議及非豁免持續關連交易(包括新建議年度限額)向獨立董事委員會及獨立股東提供之意見。

Quam Capital Limited 華富嘉洛企業融資有限公司
Quam Financial Services Group
A Member of The Quam Group
香港中環畢打街11號置地廣場告羅士打大廈3208室
Room 3208, Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong

敬啟者：

非豁免持續關連交易

吾等獲聘作為獨立財務顧問，以就非豁免持續關連交易有關之該協議及新建議年度限額向獨立董事委員會及獨立股東提供意見。非豁免持續關連交易詳情載於日期為二零零四年十月二十一日致股東通函(「通函」)中董事會函件(「董事會函件」)，本函件為其中一部分。本函件乃供載入通函，除非文義另有所指，通函所界定詞彙與本函件所用者具相同涵義。

由三名獨立非執行董事(即鄺志強先生、間焱先生及蔣小明先生)組成的獨立董事委員會已成立，以就非豁免持續關連交易向獨立股東提出意見。作為獨立財務顧問，吾等的角色是就該協議及非豁免持續關連交易(包括新建議年度限額)的條款及條件對獨立股東而言是否公平合理，以及是否符合　貴公司及獨立股東整體利益，而向獨立董事委員會及獨立股東提出意見。

吾等於達致有關該協議及非豁免持續關連交易(包括新建議年度限額)之意見時，吾等依賴　貴公司、其董事、專業顧問及代表提供的資料及事實、所作出之陳述及表達之意見(彼等對此承擔全部責任)。吾等假設所有該等資料及陳述及通函中所載或提及者乃於作出

經考慮董事會函件所載之資料以及華富嘉洛函件所載之主要因素、理由及推薦意見後，吾等認為該協議及非豁免持續關連交易之條款對獨立股東屬公平合理，並相信該協議及非豁免持續關連交易符合本公司及其股東整體利益。因此，吾等建議獨立股東投票贊成將於臨時股東大會上提呈之決議案，以批准該協議及非豁免持續關連交易。

此致

列位獨立股東　台照

代表
獨立董事委員會

鄺志強
獨立非執行董事

閻焱
獨立非執行董事

蔣小明
獨立非執行董事
謹啟

二零零四年十月二十一日

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司
(在中華人民共和國註冊成立的股份有限公司)

獨立董事委員會
鄺志強
閻 焱
蔣小明

敬啟者：

非豁免持續關連交易

吾等謹提述本公司於二零零四年十月二十一日刊發之通函(「通函」)，而本函件為其一部份。除文義另有所指外，本函件所使用之詞彙與通函所界定者具相同涵義。

由於中海油總合共持有本公司已發行股本65%，本集團與中海油集團之間之交易構成本公司及本集團根據上市規則之關連交易，並須經獨立股東批准。

鑑於 閣下之權益，吾等已獲組成，以就該協議及非豁免持續關連交易(詳情載於通函內董事會函件)是否公平合理而向獨立股東作出建議。華富嘉洛已獲委任為獨立財務顧問以就此向獨立董事委員會及獨立股東作出建議。華富嘉洛之函件載於本通函第19至29頁，敬希垂注。

7. 要求票選之程序

根據本公司的公司章程第七十六條，於股東大會上提呈股東的決議案須以舉手方式進行表決，除非(於舉手表決以前或以後)由以下人士提出要求進行票選則除外：

(i) 大會主席；或

(ii) 最少兩名擁有投票權之股東或其代理人；或

(iii) 合共或分別持有附帶可於大會上投票權利之股份10%或以上之一名或多名股東(包括其代理人)。

臨時股東大會的主席將根據上市規則第13.39(4)條，要求就批准非豁免持續關連交易及該協議的普通決議案，在臨時股東大會上以票選方式進行投票。

8. 其他資料

務請閣下垂注載於本通函第17頁及18頁之獨立董事委員會函件，當中載有其向獨立股東提供有關於臨時股東大會上就非豁免持續關連交易及該協議進行表決之推薦意見。

另請閣下垂注載於本通函第19至29頁華富嘉洛之函件，當中載有(其中包括)其就非豁免持續關連交易及該協議向獨立董事委員會及獨立股東提供之意見，及其於達致意見時所考慮之主要因素及原因。

另請閣下垂注本通函附錄所載之一般資料。

此致

列位股東 台照

承董事會命
中海油田服務股份有限公司
傅成玉
董事長
謹啟

二零零四年十月二十一日

第一百一十八條

該條款中「設副總裁八名」修改為「設副總裁若干名」，該條款其他內容不變。

第一百三十八條

現有的第一百三十八條全條刪去，以下列取代：

「公司董事、監事、總經理、副總經理和其他高級管理人員，不得指使相關人(定義見《上市規則》)做出董事、監事、總經理、副總經理和其他高級管理人員根據有關法律、法規、公司《章程》或其他規定不能作的事。」

6. 臨時股東大會

由於需要更多時間編製本通函及收集現有豁免內年度限額之過往用量及新建議年度限額之預測數據，通知臨時股東大會將會由二零零四年十月二十八日押後至二零零四年十一月五日舉行。有關臨時股東大會之其他安排，包括大會之舉行地點及確實時間、大會議程及以二零零四年十月二十八日為記錄日期將維持不變。

召開臨時股東大會之通告已於二零零四年八月二十四日刊發及寄發予股東，並於二零零四年十月二十一日另行刊登通知及寄發予股東而修訂。經修訂通知隨附本通函寄發予閣下。臨時股東大會將於二零零四年十一月五日上午十時正於中國北京東直門外小街六號中國海洋石油大廈三樓多用途會議室舉行，以供考慮並酌情批准該協議及本公司之章程修改方案。擁有本公司已發行股本65%的中海油總，將於臨時股東大會上根據上市規則的規定，就該協議及非豁免持續關連交易放棄投票。

隨函奉附於臨時股東大會上使用之代表委任表格。不論　閣下擬否親自出席臨時股東大會，務請按代表委任表格上印備之指示填妥表格，並盡快交回(就內資股持有人而言)本公司之註冊辦事處(地址：香港花園道一號65樓)或(就H股持有人而言)香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓，惟最遲須於舉行臨時股東大會二十四小時前交回。填妥及交回代表委任表格，　閣下仍可親自出席臨時股東大會，並於會上投票。

第一百零二條

章程第一百零二條將予以修訂，以訂明股東提名董事的通知及獲建議選任的人士被提名的意願的通知，通知期最短須為七天，並將須由不早於寄發委任該項選任的大會舉行通告翌日起計，及須不遲於該大會舉行日期七日前結束。

現有的一百零二條全條刪去，以下列取代：

「董事由股東大會選舉產生，任期三年。董事任期屆滿，可以連選連任。

有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，不得早于有關進行董事選舉的會議通知書發出後翌日發出，亦不得遲于股東大會召開前7日發給公司。

董事長及副董事長由全體董事會成員的過半數選舉和罷免，董事長及副董事長任期三年，可以連選連任。

股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方式將任何任期未屆滿的董事罷免(但依據任何合同可提出的索償要求不受此影響)。

由董事會委任以填補董事會臨時空缺或增任為董事的任何人士，其任期須以公司的下次股東周年大會時間為止，而於任期屆滿時如獲重選則可連任。

控股機構的高級管理人員(董事長、副董事長、執行董事)兼任公司董事長、公司副董事長、執行董事職務的人數不得超過二名。

董事無須持有公司股份。」

5. 章程修改方案

董事會建議根據上市規則的修訂，對本公司公司章程作出修改，由二零零四年三月三十一日起生效。

根據上市規則的規定，本公司擬對《章程》第七十五條、九十七條、一百零二條及一百三十八條進行相應修改。誠如本通函所述，本公司亦擬修改第一百一十八條。建議如下：

第七十五條

根據上市規則，一間上市公司的公司章程必須訂明，如任何股東根據上市規則受特定的投票限制，其所作出或代表其作出與該等限制互相抵觸的投票將不被計算。

現有的第七十五條全條刪去，以下列取代：

「股東(包括股東代理人)在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

當任何股東須按《上市規則》就個別決議案放棄表決或被限制只可就某指定決議案投贊成票或反對票，而該股東或股東代理人在投票時違反該規定或限制，其所投的票數將不予計入表決結果內。」

第九十七條

上市規則規定，於股東大會上就批准以下事項由股東作出的任何投票：(i)關連交易；(ii)根據上市規則須待獨立股東批准的事項；(iii)向主要股東或獨立非執行董事或彼等任何聯繫人授出購股權；及(iv)一名股東於當中擁有重大權益的任何其他交易，有關的股東須放棄投票。

現有的第九十七條全條刪去，以下列取代：

「類別股東會的決議，應當經根據第九十六條由出席類別股東會議的有表決權的三分之二以上的股權表決通過，方可作出。

當任何類別股東須按《上市規則》就個別類別股東會決議案放棄表決或被限制只可就某指定決議案投贊成票或反對票，而該股東或股東代理人在投票時違反該等規定或限制，其所投的票數將不予計入表決結果內。」

(c) 非豁免持續關連交易之詳情概要，將連同獨立非執行董事按下文(d)段所述方式編製之意見陳述，於本公司下一期及其後各個年度之年報內披露；

(d) 獨立非執行董事將每年審閱非豁免持續關連交易，並會在本公司就有關之財政年度刊發之年報內確認，經彼等審閱之非豁免持續關連交易乃按上文(a)及(b)段所述方式進行；

(e) 本公司核數師將於進行非豁免持續關連交易之各有關期間，每年審閱非豁免持續關連交易，並會致函董事會（函件副本須於本公司年報付印前至少10個營業日送交聯交所）確認：

(i) 非豁免持續關連交易已獲董事會批准；

(ii) 非豁免持續關連交易乃按該協議條款訂立；

(iii) 非豁免持續關連交易之金額並無超逾上文(a)段所載每年之上限金額；及

(iv) 非豁免持續關連交易乃按本集團定價政策訂立，

及不論任何原因，倘若本公司核數師拒絕接受聘任或未能提供核數師函件，董事會將立即聯絡聯交所上市科；

(f) 本公司將會，及將促使中海油集團向本公司核數師提供有關非豁免持續關連交易之一切記錄，以便核數師能就上文(e)段所述事項進行審閱；及

(g) 倘若非豁免持續關連交易之總額超逾上文(a)段載列之上限金額，或該協議之條款有任何重大修訂，本公司將遵守上市規則中監管關連交易之適用條文或申請豁免嚴格遵守有關之規定。

非豁免持續關連交易	現有豁免下的年度限額	新建議年度限額	釐定新建議上限的基準
中海油集團提供物料、設施、勞動力及配套後勤服務予麥克巴	就截至二零零四年十二月三十一日止三個年度各年，分別為人民幣6,000,000元、人民幣8,000,000元及人民幣10,000,000元。	就截至二零零七年十二月三十一日止三個年度分別為人民幣10,000,000元、人民幣13,000,000元及人民幣16,000,000元。	本公司預期麥克巴將按穩定的增長率增長。建議年度限額是根據此類別25%的年度目標增長率釐定。
中海油集團提供辦公室及生產場地和相關物業管理服務予本集團(包括麥克巴)	就截至二零零四年十二月三十一日止三個年度各年，分別為人民幣15,000,000元、人民幣20,000,000元及人民幣26,000,000元。	就截至二零零七年十二月三十一日止三個年度分別為人民幣36,000,000元、人民幣51,000,000元及人民幣71,000,000元。	本公司預期本集團將按穩定的增長率增長。建議年度限額是根據此類別40%的年度目標增長率釐定。
中海石油財務有限責任公司向本集團提供存款及交易結算服務	就每日有關存款及利息總額而言，本公司緊靠之前一個財政年度的經審核綜合營業額的10%。	就截至二零零七年十二月三十一日止三個年度，為以下較低者：本集團於緊靠之前一個財政年度的經審核綜合營業總額的40%，或分別人民幣10.48億元、人民幣11.77億元及人民幣13.23億元。	新上限計及本集團之業務增長，並為本集團更有效地管理其資金及削減雜項開支所必需的。

(b) (i) 非豁免持續關連交易將於本集團一般日常業務中，按照(A)一般商業條款；或(B)倘若並無可供比較之商業條款，則按不遜於獨立第三者向本集團提供的條款而訂立；及

(ii) 非豁免持續關連交易將按該協議訂立，而其條款屬公平合理，且符合股東之整體利益；

本公司將尋求獨立股東在以下條件規限下，批准新建議年度限額及與之有關的協議：

(a) 年度交易總額不得超逾下表所載的建議年度限額金額：

非豁免持續關連交易	現有豁免下的年度限額	新建議年度限額	釐定新建議上限的基準
本集團向中海油集團提供海上油田服務	就截至二零零四年十二月三十一日止三個年度各年，分別為人民幣21.0億元、人民幣29.4億元及人民幣41.2億元	就截至二零零七年十二月三十一日止三個年度各年分別為人民幣41.2億元、人民幣57.68億元及人民幣80.75億元	隨著中海油總及其聯繫人士持續增長，本集團預期將有更多機會不只提供海上油田服務，但亦會提供相關的服務予中海油集團。建議年度限額是根據此類別40%的年度目標增長率釐定。
麥克巴向中海油集團提供海上油田服務	就截至二零零四年十二月三十一日止三個年度各年，分別為人民幣1.2億元、人民幣1.44億元及人民幣1.73億元。	就截至二零零七年十二月三十一日止三個年度各年分別為人民幣2.08億元、人民幣2.49億元及人民幣2.99億元。	相同地，麥克巴預期按穩定的增長率增長。建議年度限額是根據此類別20%的年度目標增長率釐定。
中海油集團提供物料、設施、勞動力及配套後勤服務予本集團	就截至二零零四年十二月三十一日止三個年度各年，分別為人民幣2.53億元、人民幣3.17億元及人民幣3.82億元。	就截至二零零七年十二月三十一日止三個年度分別為人民幣3.82億元、人民幣4.58億元及人民幣5.50億元。	本公司預期本集團將按穩定的增長率增長。建議年度限額是根據此類別20%的年度目標增長率釐定。

4. 進行非豁免持續關連交易之理由及利益

於重組及成立本公司前，中海油集團之成員公司與本集團以一個綜合機構形式營運，每年進行多項集團之間之交易。中海油總為本公司之主要股東，現時持有本公司約65%權益。因此，根據上市規則，中海油總為本公司之關連人士。根據上市規則，本集團與中海油集團之交易構成本公司之關連交易，並須根據上市規則第14A章遵守申報、公佈及獨立股東批准之規定。

通函所述之非豁免持續關連交易乃並將會於本集團日常業務過程中進行。該等交易將繼續按公平磋商原則且對本集團屬公平合理之條款協定。由於本集團與中海油集團所建立之長期關係，董事會認為由於該等交易有助及將有助本集團之業務運作及增長，故訂立非豁免持續關連交易對本集團的營運及業務增長有利。

在釐定新建議年度限額時，董事已考慮到本公司之預測及未來三個財政年度之業務計劃。鑑於本集團之主要客戶之一中海油集團在海上原油行業之領導地位，故董事認為本集團將極可能有機會進一步擴大及發展其業務及營運。僅根據現有豁免的過往用量而將新建議年度限額調整至較低水平，將限制本集團於其日常及一般業務過程中抓緊未來業務機會之能力，並或會對本集團潛在增長造成不利影響。

中海油集團提供物料、設施、勞動力和配套後勤服務予麥克巴

截至二零零三年十二月三十一日止兩個年度及截至二零零四年六月三十日止六個月，麥克巴就中海油集團提供之物料、設施、勞動力及其他配套後勤服務，分別合共支付約人民幣3,000,000元、人民幣3,000,000元及人民幣2,000,000元。

中海油集團向本集團(包括麥克巴)提供辦公室及生產場地和相關物業管理服務

本集團及麥克巴與中海油集團訂立租約，有關：(i)總樓面面積約92,000平方米物業和倉儲空間及(ii)約134,024平方米的一塊土地，可作為辦公室及生產用途及宿舍。

截至二零零三年十二月三十一日止兩個年度及截至二零零四年六月三十日止六個月，本集團及麥克巴就本集團及麥克巴向中海油集團租用物業分別支付合共約人民幣8,000,000元、人民幣17,000,000元及人民幣16,000,000元。

中海石油財務有限責任公司向本集團提供存款及交易結算服務

本集團不時使用中海石油財務有限責任公司提供的存款及交易結算服務。該等存款及交易結算服務包括(i)本集團存款於中海石油財務有限責任公司；及(ii)中海石油財務有限責任公司為本集團與中海油集團之間之交易提供結算服務。

截至二零零三年十二月三十一日止兩個年度及截至二零零四年六月三十日止六個月，就中海石油財務有限責任公司提供之上述存款及交易結算服務，最高日存款餘額加利息分別為人民幣73,000,000元、人民幣255,000,000元及人民幣209,000,000元。

中海油集團提供物料、設施、勞動力和配套後勤服務予本集團及麥克巴

過去，中海油集團向本集團及麥克巴提供各種物料、設施、勞動力及其他配套後勤服務，包括：

- 倉庫及貯存服務；
- 供應及運輸物料；
- 通訊服務；
- 碼頭服務(包括起貨、卸貨、繫泊、起錨、清潔及公用事業服務)；
- 建築服務(包括舖路及興建碼頭、裝修、工廠)；
- 醫療護理、照顧孩童及社會福利服務；
- 技術培訓(包括職業培訓、安全訓練、在職訓練)；
- 住宿及人員交通服務；
- 海上設施監察、保養及維修服務；
- 膳食服務；
- 使用物業(包括土地、設備及設施)；
- 保險安排；及
- 勞動力服務。

於首次公開招股後，中海油集團持續根據與中海油總及其聯繫人士訂立之全面服務協議，向本集團及麥克巴提供該等物料、設施、勞動力及其他配套後勤服務。

截至二零零三年十二月三十一日止兩個年度及截至二零零四年六月三十日止六個月，本集團就中海油集團提供之物料、設施、勞動力及其他配套後勤服務，分別合共支付約人民幣160,000,000元、人民幣95,000,000元及人民幣67,000,000元。

3. 非豁免持續關連交易

以下為進行首次公開招股前或當時，本集團與中海油集團訂立之關連交易安排。董事預期，本集團將根據該協議持續與中海油集團進行交易，而有關交易將構成非豁免持續關連交易：

- 本集團向中海油集團提供海上油田服務；
- 麥克巴向中海油集團提供海上油田服務；
- 中海油集團提供物料、設施、勞動力和配套後勤服務予本集團；
- 中海油集團提供物料、設施、勞動力和配套後勤服務予麥克巴；
- 中海油集團向本集團(包括麥克巴)提供辦公室及生產場地及相關物業管理服務；及
- 中海石油財務有限責任公司向本集團提供存款及交易結算服務。

本集團向中海油集團提供海上油田服務

自中海油總於一九八二年成立以來，本公司(包括其前身公司)已一直就中海油總及其聯繫人士(包括中海油有限公司)之海上油氣勘探、開發及生產活動，向該等公司提供海上油田服務，包括勞工服務。本公司之前身公司以其與中海油總及其聯繫人士之間訂立之協議為基準，提供此等海上油田服務。由於進行重組，本集團承擔該等前身公司根據與中海油總及其聯繫人士(包括中海油有限公司)之間訂立之協議下之權利與義務。於首次公開招股後，本集團及麥克巴持續向中海油集團提供海上油田服務。

截至二零零三年十二月三十一日止兩個年度及截至二零零四年六月三十日止六個月，本集團就向中海油集團提供海上油田服務賺取之總收入分別約為人民幣1,762,000,000元、人民幣1,975,000,000元及人民幣1,333,000,000元。

麥克巴向中海油集團提供海上油田服務

截至二零零三年十二月三十一日止兩個年度及截至二零零四年六月三十日止六個月，麥克巴就向中海油集團提供油井服務賺取之總收入分別約為人民幣1,000,000元、人民幣13,000,000元及人民幣76,000,000元。

由於需要更多時間編製本通函及收集現有豁免內年度限額之過往用量及新建議年度限額之預測數據，臨時股東大會將會由二零零四年十月二十八日押後至二零零四年十一月五日舉行。有關臨時股東大會之其他安排，包括大會之舉行地點及確實時間、大會議程及以二零零四年十月二十八日為記錄日期將維持不變。

本公司現建議，提高若干類別非豁免持續關連交易之年度限額，幅度較現有豁免之年度限額為高，詳情載於本函件「進行非豁免持續關連交易之理由及利益」一段。董事會已建議根據上市規則之修訂對本公司之公司章程作出之修訂，由二零零四年三月三十一日起生效，有關之進一步詳情載於本函件「章程修改方案」一段。

本通函旨在(i)向　閣下提供有關該協議之詳情；(ii)華富嘉洛向獨立董事委員會及獨立股東發出之意見函件，以及經考慮華富嘉洛之意見後獨立董事委員會就該協議作出之推薦建議及意見；(iii)尋求　閣下於臨時股東大會上批准有關該協議之普通決議案；(iv)為　閣下提供與修訂本公司之公司章程有關之資料；及(v)尋求　閣下於臨時股東大會上批准與建議修訂本公司之公司章程有關之特別決議案。

2. 該協議

協議日期：　二零零四年十月十八日

訂約方：　(1) 中海油總

(2) 本公司

內容：　根據該協議，本集團與中海油總或中海油集團其他成員公司將會進行多項交易，該等交易之有關詳情，載於本通函「非豁免持續關連交易」一節。

年期：　該協議之年期由二零零五年一月一日起直至二零零七年十二月三十一日(包括首尾兩日)為止。

價格：　該等交易各自之代價乃按照現行之當地市況及其他因素釐定，包括(如適用)市場需求、銷售量、所採用之設備、原料及配件之市價、所應用技術之複雜性、相關勞工成本，以及歷史交易與整體客戶關係等等。

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司
(在中華人民共和國註冊成立的股份有限公司)

董事會：
傅成玉* *(董事長)*
袁光宇
吳孟飛
王中安*
鄺志強**
閻　焱**
蔣小明**

註冊辦事處：
香港
花園道一號
中銀大廈六十五樓

* *非執行董事*
** *獨立非執行董事*

敬啟者：

非豁免持續關連交易
及
修訂公司章程

1. 緒言

本公司為中海油總之子公司，而中海油總直接持有本公司已發行股本之65%。因此，中海油集團與本集團之交易構成上市規則所述本公司之關連交易。

於二零零二年十一月八日，本公司向聯交所提出一項豁免申請，豁免嚴格遵守上市規則關於非豁免持續關連交易之有關規定。聯交所於二零零二年十一月八日向本公司授出現有豁免，惟須受(其中包括)招股書所載之條件限制。現有豁免將於二零零四年十二月三十一日屆滿，而本公司正向　閣下尋求批准該協議。本公司已於二零零四年八月二十四日及於二零零四年十月二十日發出公佈，關於召開之臨時股東大會(已由二零零四年十月二十八日押後至二零零四年十一月五日)，以考慮及酌情批准(其中包括)該協議。

「招股書」	指	本公司就首次公開招股及其股份於聯交所上市而於二零零二年十一月十一日刊發之招股書
「華富嘉洛」	指	華富嘉洛企業融資有限公司，即根據證券及期貨條例可進行第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(資產管理)受規管活動之視為持牌公司，並為獨立董事委員會及獨立股東之獨立財務顧問
「重組」	指	重組現時為組成本集團之一部份之中海油集團及彼等各自之業務，有關重組由二零零一年十二月二十五日起生效，其詳情載於招股書
「人民幣」	指	人民幣，中國之法定貨幣
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	本公司股份之持有人
「聯交所」	指	香港聯合交易所有限公司

就本通函而言，除另有說明外，所採用之1.00港元兌人民幣1.06元之滙率(倘適用)乃僅供參考，並不表示任何金額已經或應可或可以按此滙率換算或最終可作任何換算。

「現有豁免」	指	聯交所就本集團與中海油集團所訂立非豁免持續關連交易而於二零零二年十一月八日向本公司授出之豁免，惟須受該豁免所載之條件所限
「本集團」	指	本公司及其子公司
「港元」	指	港元，香港之法定貨幣
「獨立股東」	指	除中海油總及其聯繫人士以外之股東
「獨立董事委員會」	指	成立之董事會獨立委員會，以審閱非豁免持續關連交易，成員為鄺志強先生、閻焱先生及蔣小明先生(全部均為獨立非執行董事)
「首次公開招股」	指	本公司股份於二零零二年之首次公開招股
「最後實際可行日期」	指	二零零四年十月十五日，即本通函付印前確定若干資料以載入本通函之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「麥克巴」	指	China Nanhai-Magcobar Mud Corp. Ltd.，一間中外合資經營企業，本公司持有其中60%股權，而M-I Drilling Fluids Company(為獨立於及與本公司、其子公司及其各自之聯繫人士之董事、監事、行政總裁及主要股東並無關連之人士)則持有40%股權
「新建議年度限額」	指	向獨立股東提呈以於臨時股東大會上尋求彼等批准截至二零零七年十二月三十一日止三個年度之非豁免持續關連交易之建議年度限額金額
「非豁免持續關連交易」	指	本集團與中海油集團已發生及將繼續發生之非豁免持續關連交易，包括受現有豁免規限之關連交易
「中國」	指	中華人民共和國

在本通函內，除文義另有所指外，下列詞語具有以下涵義：

「該協議」	指	本公司與中海油集團於二零零四年十月十八日訂立的總協議，當中載列非豁免持續關連交易之基本條款，包括新建議年度限額
「聯繫人士」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「董事長」	指	本公司董事長
「通函」	指	本公司就(其中包括)非豁免持續關連交易而於二零零四年十月二十一日寄發之本通函
「中海油總」	指	中國海洋石油總公司，一間於一九八二年二月十二日根據中國法律註冊成立之國有企業，並為本公司之控權股東
「中海油集團」	指	中海油總及其子公司及聯屬公司(不包括本集團)
「中海石油財務有限責任公司」	指	中海石油財務有限責任公司，一家於中國成立的公司，中海油總持有62.9%股權之非銀行金融業務子公司
「中海油有限公司」	指	中國海洋石油有限公司，一家於一九九九年八月二十日在香港根據公司條例註冊成立之有限公司，為中海油總之附屬公司
「本公司」	指	中海油田服務股份有限公司，一間於二零零一年十二月二十五日在中國註冊成立之有限公司，並於二零零二年九月二十六日重組為股份有限公司
「董事」	指	本公司之董事
「臨時股東大會」	指	本公司將予召開以批准(其中包括)該協議、新建議年度限額及本公司之章程修改方案之臨時股東大會

目 錄

此乃要件 請即處理

閣下對本通函任何方面或應採取之行動**如有任何疑問**，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之**中海油田服務股份有限公司**股份，應立即將本通函，連同隨附之代表委任表格送交買主或受讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(在中華人民共和國註冊成立的股份有限公司)

非豁免持續關連交易
及
修訂公司章程

獨立董事委員會及獨立股東之獨立財務顧問

Quam Financial Services Group **華富嘉洛企業融資有限公司**

獨立董事委員會之函件刊載於本通函第17至第18頁。

獨立財務顧問華富嘉洛向獨立董事委員會及獨立股東提供意見之函件刊載於本通函第19至第29頁。

中海油田服務股份有限公司謹訂於二零零四年十一月五日上午十時正於中國北京東直門外小街六號中國海洋石油大廈三樓多用途會議室召開臨時股東大會，有關臨時股東大會之通告已於二零零四年八月二十四日寄發，並經於二零零四年十月二十一日寄發之進一步通知所修訂，以及載於本通函第34至第37頁。不論 閣下能否出席大會，務請按隨函奉附之代表委任表格上印備之指示填妥代表委任表格，並盡快交回(就內資股持有人而言)本公司之註冊辦事處(地址：香港花園道一號65樓)或(就H股持有人而言)香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓，惟最遲須於大會指定舉行時間二十四小時前交回。填妥及交回代表委任表格後， 閣下仍可出席大會並於會上投票。

二零零四年十月二十一日